ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062


05006443

File No. 82-34783
March 10, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

<u>T&D Holdings, Inc. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of T&D Holdings, Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated December 22, 2004 and entitled "Notice Regarding Sale of Fixed Assets for Subsidiary";

2. Press release dated January 31, 2005 and entitled "T&D Financial Life to Launch New Variable Annuity with Guaranteed Minimum Living Benefit";

3. Consolidated Financial Summary (For the nine months ended December 31, 2004) dated February 17, 2005;

4. Non-Consolidated Financial Summary (For the nine months ended December 31, 2004) dated February 17, 2005;

5. Non-Consolidated Financial Summary (Financial Summary for Taiyo Life Insurance Company) dated February 17, 2005 and Supplementary Materials for the Nine Months Ended December 31, 2004;

dlw 3/16

6. Non-Consolidated Financial Summary (Financial Summary for Daido Life Insurance Company) dated February 17, 2005 and Supplementary Materials for the Nine Months Ended December 31, 2004;

7. Non-Consolidated Financial Summary (Financial Summary for T&D Financial Life Insurance Company) dated February 17, 2005 and Supplementary Materials for the Nine Months Ended December 31, 2004;

8. Press release dated February 22, 2005 and entitled "UFJ Bank Sales of T&D Financial Life's Variable Annuity with Guaranteed Minimum Living Benefit Commence"; and

9. Press release dated February 28, 2005 and entitled "Changes of Representative Directors in T&D Financial Life".

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,



Hironori Shibata

Enclosure


RECEIVED
2005 MAR 15 A 9:43
T&D Life Group

December 22, 2004

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

Taiyo Life Insurance Company
Katsuro Oishi, President

Notice Regarding Sale of Fixed Assets for Subsidiary

Taiyo Life Insurance Company, a subsidiary of T&D Holdings, Inc., has adopted a resolution to sell certain fixed assets held by a subsidiary, as described below.

1. Name of the Subsidiary

Company Name	Taiyo Life Insurance Company
Address	11-2, Nihonbashi 2-chome, Chuo-ku, Tokyo
Representative Name	Katsuro Oishi, President

2. Reason for the Sale

Taiyo Life has decided to sell certain fixed assets based on a review of its property portfolio, for the purpose of enhancing its balance sheet quality.

3. Details of the Sale

1) Assets to be sold

Description of Asset and Location	Book Value (millions of yen)	Current Status
Rokko Island Building <Land> Address: 10-1&2, Naka 2-chome, Koyo-cho, Higashi Nada-ku, Kobe-shi Land Area: 5,185.49 m^2 <Building (Office Building)> Floor Space: 24,801.02 m^2	4,827	Leased to tenants
Tsurumi Building <Land> Address: 8-4&5, Tsurumi Chuo 4-chome, Tsurumi-ku, Yokohama-shi Land Area: 237.04 m^2 <Building (Office Building)> Floor Space: 1,166.01 m^2	355	Leased to tenants

Tsurumi Building Parking Facility <Land> Address: 9-7&8, Tsurumi Chuo 4-chome, Tsurumi-ku, Yokohama-shi Land Area: 123.01 m^2 <Building (Parking Facility)> Floor Space: 32.40 m^2	51	Leased to tenants
Ibaraki Building <Land> Address: 158-1, Ekimae 2-chome, Ibaraki-shi Land Area: 632.84 m^2 <Building (Office Building)> Floor Space: 1,944.69 m^2	414	Leased to tenants
Yao Building <Land> Address: 58, Hikari-cho 1-chome, Yao-shi Land Area: 300.00 m^2 <Building (Office Building)> Floor Space: 1,748.05 m^2	286	Leased to tenants
Hiroshima Building <Land> Address: 4-19, Takara-machi, Naka-ku, Hiroshima-shi Land Area: 488.63 m^2 <Building (Office Building)> Floor Space: 2,508.63 m^2	524	Leased to tenants
Kumamoto Suido-cho Building <Land> Address: 7-1, Suido-cho, Kumamoto-shi Land Area: 253.88 m^2 <Building (Office Building)> Floor Space: 1,496.27 m^2	480	Leased to tenants
Total	6,940	———

2) Selling Price: 1,650 million yen

4. Transferee Profile

Company Name	Restoration Asset, Co., Ltd.
Address	Tokyo Sankei Building 17F, 7-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo
Representative Name	Kiyoshi Mitsuzuka, Representative Director
Capital	30 million yen
Main Business	1. Real estate transaction, brokerage, management and lease 2. Appraisal of real estate, etc.
Relationship with T&D Holdings and Taiyo Life	None

5. Schedule for the Sale

December 22, 2004: Signing of the agreement for sale
December 22, 2004: Transfer of ownership

6. Forecast

T&D Holdings will post a loss of approximately 5.3 billion yen on the sale of fixed assets under the extraordinary losses in its consolidated financial results for the year ending March 31, 2005.

Since the sale of fixed assets described above has already been factored into the consolidated earnings forecasts of T&D Holdings, announced on November 18, 2004, the forecasts for the fiscal year ending March 31, 2005 remain unchanged.

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727


T&D
T&D Life Group

January 31, 2005

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

T&D Financial Life Insurance Company
Osamu Mizuyama, President

T&D Financial Life to Launch New Variable Annuity with Guaranteed Minimum Living Benefit

T&D Financial Life Insurance Company, a subsidiary of T&D Holdings, Inc., will launch an individual variable annuity with guaranteed minimum living benefits, for over-the-counter sales at financial institutions.

This product meets new guidelines on "Funding Rules of Policy Reserves Relating to Minimum Guarantee Risks of Variable Annuities, Etc.", by introducing advanced hedging strategies for minimum guarantee risks.

We have positioned this new variable annuity as a strategic product to expand the variable annuity business. T&D Financial Life expects to offer it to such financial institutions as UFJ Bank.

T&D Financial Life aims to establish a strong brand in the market, by offering products and services which address customer needs.

1. Features of the New Product

1) Provides a minimum guarantee for a single premium

- A minimum basic policy amount (i.e., amount of single premium) is guaranteed even if the reserve on the day before commencement of the annuity payment is smaller than the amount equal to a single premium.
- A larger amount of insurance from either the "reserved amount" or the "basic policy amount" will be paid if the insured dies during the term.

2) Simple Products

- There are three kinds of investment periods, depending on customers' future financial plans.
  - 10-year, 15-year, and 20-year investment periods.
- Separate accounts put balanced funds together to achieve a stable investment return, using a same rate for investment-related expenses in any separate accounts.
  - A number of separate accounts; one account for 10- and 15-year investment periods, and four accounts for 20-year periods.

2. Product Structure

(If the reserved amount is larger than the basic policy amount) (If the reserved amount is less than the basic policy amount)


Single Premium
Basic Policy Amount
Death Benefit
Reserved Amount
Accidental Death Benefit
Basic Policy Amount x 10%
Date of Issue
Maturity Date
From Date of Issue to Annuity Payment Date
Single Premium
Basic Policy Amount
Death Benefit
Reserved Amount
Accidental Death Benefit
Basic Policy Amount x 10%
Date of Issue
Maturity Date
From Date of Issue to Annuity Payment Date

3. Policy Eligibility

<table>
<tr><td>Investment Period</td><td>10 years</td><td>15 years</td><td>20 years</td></tr>
<tr><td>Age</td><td>30 to 75</td><td colspan="2">30 to 70</td></tr>
<tr><td>Premium</td><td colspan="3">Range: 1.5 million yen to 500 million yen, Unit: 1,000 yen</td></tr>
<tr><td>Payment</td><td colspan="3">Single Premium Payment Only</td></tr>
<tr><td>Guaranteed Minimum Living Benefit</td><td colspan="3">Available</td></tr>
<tr><td>Annuity Type / Benefit Period</td><td colspan="3"><table>
<tr><td>Annuity Type</td><td>Benefit Period (Years)</td></tr>
<tr><td>Fixed Period Annuity type A</td><td>5, 10, 15, 20, 25</td></tr>
<tr><td>Fixed Period Annuity type B*</td><td>10, 15, 20, 25</td></tr>
<tr><td>Whole Life Annuity with Guaranteed Benefit Period</td><td>5, 10, 15, 20</td></tr>
<tr><td>Joint Whole Life Annuity with Guaranteed Benefit Period</td><td>10</td></tr>
</table>
* The amount of annuity benefit in the first 5 years increases to double that of the following years.</td></tr>
</table>

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727
E-mail: ir.request@td-holdings.co.jp

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the Nine months ended December 31, 2004)

February 17, 2005

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Daido Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None
(2) Changes in Method of Accounting: None

2. Non-Consolidated Operating Results for the Nine Months Ended December 31, 2004 (April 1, 2004 – December 31, 2004)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Nine months ended Dec. 31, 2004	¥795,218million	(6.6)	¥69,637 million	(6.7)	¥74,761 million	(1.0)	¥23,154 million	(25.0)
Nine months ended Dec. 31, 2003	¥851,449 million	(5.0)	¥74,658 million	301.0	¥75,531 million	31.0	¥30,872 million	-
FY2003 ended March 31, 2004	¥1,190,304 million	0.7	¥104,792 million	127.7	¥107,354 million	21.0	¥38,052 million	232.5

	Net Income per Share
Nine months ended Dec. 31, 2004	¥15,436.64
Nine months ended Dec. 31, 2003	¥20,581.59
FY2003 ended March 31, 2004	¥25,320.30

Notes:

1. *Average number of outstanding shares during the term: for the nine months ended December 31, 2004: 1,500,000; for the nine months ended December 31, 2003: 1,500,000; for the fiscal year ended March 31, 2004: 1,500,000*
2. *% change for ordinary revenues, ordinary profit and net income, etc. is presented in comparison with the same term of the previous fiscal year.*
3. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of December 31, 2004	¥5,975,866 million	¥310,689 million	5.2%	¥207,126.32
As of December 31, 2003	¥5,996,862 million	¥250,803 million	4.2%	¥167,202.66
As of March 31, 2004	¥6,017,918 million	¥293,053 million	4.9%	¥195,320.80

Notes:

1. *Number of outstanding shares at the end of the term: as of December 31, 2004: 1,500,000; as of December 31, 2003: 1,500,000; as of March 31, 2004: 1,500,000.*
2. *Number of treasury stock at the end of the term: None*

3. Forecast for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

Daido Life's forecast is omitted. Please refer to T&D Holdings' *"Forecast for the Year Ending March 31, 2005"* section in this material *"Financial Summary for the Nine Months Ended December 31, 2004"*.

Supplementary Materials for the Nine Months Ended December 31, 2004

1. Unaudited Non-Consolidated Condensed Quarterly Financial Statements

2. Business Highlights (Non-Consolidated)

Unaudited Non-Consolidated Condensed Balance Sheets

(¥: Millions of yen)	As of December 31,				As of March 31,	
	2003		2004		2004	
Assets:						
Cash and deposits	¥ 422,185	7.0%	¥ 519,572	8.7%	¥ 282,151	4.7%
Call loans	–	–	20,000	0.3	75,000	1.3
Monetary claims purchased	27,353	0.5	64,898	1.1	72,998	1.2
Monetary trusts	185,660	3.1	181,123	3.0	248,920	4.1
Securities	3,969,285	66.2	3,922,811	65.6	3,973,661	66.0
Loans	1,137,061	19.0	1,055,273	17.7	1,122,136	18.7
Property and equipment	167,251	2.8	154,998	2.6	157,311	2.6
Due from agencies	6,250	0.1	1,566	0.0	1,902	0.0
Due from reinsurers	1,059	0.0	1,097	0.0	1,209	0.0
Other assets	53,973	1.0	50,269	0.8	69,556	1.2
Deferred tax assets	31,526	0.5	6,487	0.1	16,790	0.3
Reserve for possible loan losses	(4,745)	(0.1)	(2,232)	(0.0)	(3,721)	(0.1)
Total assets	¥5,996,862	100.0%	¥5,975,866	100.0%	¥6,017,918	100.0%
Liabilities:						
Policy reserves	¥5,564,729	92.8%	¥5,479,867	91.7%	¥5,514,531	91.6%
Due to agencies	–	–	0	0.0	–	–
Due to reinsurers	608	0.0	577	0.0	599	0.0
Other liabilities	87,173	1.5	85,320	1.4	111,890	1.9
Reserve for employees' retirement benefits	63,092	1.1	65,733	1.1	65,426	1.1
Reserve for directors' and corporate auditors' retirement benefits	–	–	1,619	0.0	1,531	0.0
Reserve for losses on sale of loans	64	0.0	–	–	64	0.0
Reserve for price fluctuations	30,389	0.5	32,059	0.5	30,820	0.5
Total liabilities	5,746,058	95.8	5,665,176	94.8	5,724,865	95.1
Stockholder's equity:						
Common stock:						
Authorized – 6,000,000 shares						
Issued – 1,500,000 shares	75,000	1.3	75,000	1.2	75,000	1.2
Capital surplus	54	0.0	54	0.0	54	0.0
Retained earnings	79,564	1.3	105,327	1.8	86,744	1.5
Net unrealized gains on securities	96,185	1.6	130,308	2.2	131,254	2.2
Total stockholder's equity	250,803	4.2	310,689	5.2	293,053	4.9
Total liabilities and stockholder's equity	¥5,996,862	100.0%	¥5,975,866	100.0%	¥6,017,918	100.0%

Unaudited Non-Consolidated Condensed Statements of Operations

(¥: Millions of yen)	Nine months ended December 31,				Year ended March 31,	
	2003		2004		2004	
Ordinary revenues:						
Income from insurance premiums	¥697,849		¥655,944		¥ 928,260	
Investment income	137,305		103,262		194,634	
Other ordinary income	16,295		36,011		67,410	
Total ordinary revenues	851,449	100.0%	795,218	100.0%	1,190,304	100.0%
Ordinary expenses:						
Insurance claims and other payments	651,341		610,058		910,190	
Provision for policy and other reserves	749		716		988	
Investment expenses	33,654		22,756		49,887	
Operating expenses	81,024		82,123		108,698	
Other ordinary expenses	10,020		9,926		15,746	
Total ordinary expenses	776,790	91.2	725,581	91.2	1,085,512	91.2
Ordinary profit	74,658	8.8	69,637	8.8	104,792	8.8
Extraordinary gains	3,107	0.5	7,494	0.9	4,211	0.4
Extraordinary losses	5,499	0.6	1,824	0.2	17,513	1.5
Provision for reserve for policyholder dividends	22,524	2.6	24,308	3.1	30,521	2.6
Income before income taxes	49,742	5.8	50,997	6.4	60,969	5.1
Income taxes:						
Current	17,146	2.0	17,004	2.1	26,279	2.2
Deferred	1,723	0.2	10,838	1.4	(3,361)	(0.3)
Net income	30,872	3.6	23,154	2.9	38,052	3.2
Unappropriated retained earnings at beginning of period	5,772		23,585		5,772	
Transfer from appropriated Retained earnings	70		63		74	
Unappropriated retained earnings at end of period	¥ 36,714		¥ 46,803		¥ 43,898	

2. Business Highlights (Non-Consolidated)

Percentages are rounded to the nearest relevant percentage point. Therefore, the sums of each percentage do not always amounted to 100%.

(1) Total Policy Amount in Force

(100 Millions of Yen)

Category	As of December 31, 2003	As of December 31, 2004	As of March 31, 2004
Individual insurance and individual annuities	392,797	396,773	392,948
Individual term life insurance	349,049	354,360	349,641
Group insurance	122,932	121,786	122,233
Group annuities	23,812	21,739	22,963

Notes:

1. *Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.*
2. *Policy amount in force for group annuities is equal to the amount of outstanding policy reserve.*

(2) New Policy Amount

(100 Millions of Yen)

Category	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Year ended March 31, 2004
Individual insurance and individual annuities	33,562	34,706	43,097
Individual term life Insurance	31,949	32,999	40,873

Notes:

1. *Includes net increase from conversion.*
2. *New policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.*

(3) Term Life Insurance Policies by Dividend Type

(100 Millions of Yen, %)

Category	Policies in Force					
	As of December 31, 2003		As of December 31, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	222,503	63.7	212,896	60.1	220,253	63.0
Semi-participating	77,309	22.1	79,069	22.3	77,345	22.1
Non-participating	49,236	14.1	62,394	17.6	52,042	14.9
Total	349,049	100.0	354,360	100.0	349,641	100.0

Category	New Policies					
	Nine months ended December 31, 2003		Nine months ended December 31, 2004		Year ended March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	9,355	29.4	9,474	28.8	12,305	30.2
Semi-participating	6,789	21.3	7,664	23.3	8,555	21.0
Non-participating	15,727	49.3	15,810	48.0	19,914	48.8
Total	31,872	100.0	32,950	100.0	40,775	100.0

Notes:

1. *Semi-participating policies only pay dividends related to investment every five years.*
2. *New policies do not include net increase from conversion.*

(4) Surrender and Lapse Amount

(100 Millions of Yen)

Category	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Year ended March 31, 2004
Individual insurance and individual annuities	26,185	23,718	33,177

(5) Surrender and Lapse Rate

(%)

Category	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Year ended March 31, 2004
Individual insurance and individual annuities	6.66	6.04	8.44

Notes:

1. *Surrender and Lapse Rate is calculated based on surrender and lapse amount divided by policy amount in force at the beginning of the year.*
2. *Surrender and Lapse Rates for the nine months ended December 31, 2004 and 2003 are not annualized.*

(6) Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(Millions of Yen)

Category		Nine months ended December 31, 2003	Nine months ended December 31, 2004	Year ended March 31, 2004
Core profit	A	75,531	74,761	107,354
Capital gains/losses	B	1,167	(4,033)	144
Other one-time gains/losses	C	(2,039)	(1,091)	(2,706)
Ordinary profit	A + B + C	74,658	69,637	104,792

(Reference) Negative Spread

(Millions of Yen)

Category	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Year ended March 31, 2004
Negative Spread	(16,683)	(19,176)	(12,973)
Investment yield on core profit	2.22%	2.11%	2.40%
Average assumed investment yield	2.65%	2.62%	2.66%
Policy reserves in general accounts	5,110,969	5,047,864	5,064,445

Notes:

1. *Negative spread calculations:*
   a) *For the nine months ended December 31, 2003 and 2004 are calculated by the following method:*
   (Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts x 3/4
   b) *For the year the ended March 31, 2004 are calculated by the following method:*
   (Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts
2. *Investment yield on core profit is calculated by the following method: (Net investment income (general account only) in core profit - interest portion of reserve for policyholder dividends) / policy reserves in general account.*
3. *Average assumed investment yield is an investment yield for policy reserves in general accounts of assumed interests.*
4. *Investment yield on core profit and average assumed investment yield for the respective nine months ended December 31, 2003 and 2004 are annualized.*
5. *Policy reserves in general accounts are calculated by the following method:*
   (Policy reserves at the beginning of the year + policy reserves* at the end of the year - assumed interests) x 1/2*
   **Policy reserves represent policy reserves within general accounts except contingency reserve.*

(7) Solvency Margin Ratio

(Millions of Yen)

Items		As of December 31, 2003	As of December 31, 2004	As of March 31, 2004
Total solvency margin	(A)	536,232	626,458	600,502
Equity (less certain items)		149,641	161,690	155,666
Reserve for price fluctuations		30,389	32,059	30,820
Contingency reserve		76,083	77,539	76,457
Reserve for possible loan losses		1,126	385	1,055
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		135,493	183,561	184,894
Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		(16,126)	(13,138)	(12,242)
Excess of amount of policy surrender payment		111,012	116,059	112,095
Unallotted portion of reserve for policyholder dividends		7,922	7,545	7,545
Future profits		15,016	15,341	15,260
Deferred tax assets		40,672	45,414	43,947
Subordinated debt		-	-	-
Deductible items		(15,000)	-	(15,000)
Total risk	$\sqrt{R_1^2+(R_2+R_3)^2}+R_4$ (B)	101,029	122,204	116,047
Insurance risk	R_1	34,566	34,666	34,578
Assumed investment yield risk	R_2	21,885	21,298	21,673
Investment risk	R_3	70,343	92,780	86,115
Business risk	R_4	2,535	2,974	2,847
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)}\times 100$		1,061.5%	1025.3%	1,034.9%

Notes:

1. *The above ratio as of March 31, 2004 is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996. The ratios as of December 31, 2004 and 2003 are calculated by the method the Company considered reasonable, which is consistent with these rules.*
2. *Equity represents equity on the balance sheet less each of the followings:*
   a) *As of March 31, 2004: net unrealized gains on securities, deferred gain on sale of real estate, and appropriation paid in cash.*
   b) *As of December 31, 2004 and 2003: net unrealized gains on securities, deferred gain on sale of real estate, and estimated appropriation paid in cash.*
3. *Net unrealized gains (losses) on real estates as of December 31, 2004 and March 31, 2004 are basically calculated by the method of appraised price, whereas as for less important real estates, they are calculated by the method of posted price. Net unrealized gains (losses) on real estates as of December 31, 2003 is calculated by the method of posted price.*
4. *Deductible items as of December 31, 2003 and as of March 31, 2004 in the total solvency margin include the capital contribution to T&D Financial Life Insurance Company.*

(8) Adjusted Net Assets

(Millions of Yen)

Item	As of December 31, 2003	As of December 31, 2004	As of March 31, 2004
Adjusted net assets	569,654	653,128	632,528

Note: Adjusted net assets are calculated based on the regulatory standard.

(9) Asset Composition (General Account)

(Millions of Yen, %)

Category	As of December 31, 2003		As of December 31, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	420,873	7.2%	538,462	9.2%	354,641	6.1%
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	27,353	0.5	64,898	1.1	72,998	1.2
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	185,660	3.2	181,123	3.1	248,920	4.2
Securities	3,818,334	65.3	3,778,911	64.8	3,821,523	65.2
Domestic bonds	2,495,949	42.7	2,406,306	41.3	2,490,882	42.5
Domestic stocks	292,559	5.0	344,432	5.9	339,138	5.8
Foreign securities	712,931	12.2	520,860	8.9	614,763	10.5
Foreign bonds	554,083	9.5	311,156	5.3	436,977	7.5
Foreign stocks and other securities	158,848	2.7	209,704	3.6	177,786	3.0
Other securities	316,893	5.4	507,311	8.7	376,739	6.4
Loans	1,137,061	19.5	1,055,273	18.1	1,122,136	19.1
Policy loans	79,787	1.4	81,062	1.4	79,886	1.4
Commercial loans	1,057,273	18.1	974,211	16.7	1,042,249	17.8
Property and equipment	166,031	2.8	153,795	2.6	156,115	2.7
Deferred tax assets	31,526	0.5	6,487	0.1	16,790	0.3
Other assets	61,763	1.1	53,512	0.9	70,919	1.2
Reserve for possible loan losses	(4,745)	(0.1)	(2,232)	(0.0)	(3,721)	(0.1)
Total	5,843,858	100.0	5,830,231	100.0	5,860,325	100.0
Foreign currency denominated assets	518,383	8.9	300,776	5.2	431,280	7.4

(10) Fair Value Information on Securities and Others (General Account)

1) Fair value information on securities (except trading securities)

a. Securities with fair value

(Millions of Yen)

Category	As of December 31, 2003				
	Cost / Carrying Value Before Mark-to-Market	Current Fair Value	Net Unrealized Gains(Losses)		
				Gains	Losses
Held-to-maturity securities	1,573,144	1,628,350	55,205	61,819	6,614
Domestic bonds	1,499,900	1,553,250	53,350	59,706	6,355
Foreign bonds	73,243	75,099	1,855	2,113	258
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,022,164	2,173,216	151,052	165,384	14,331
Domestic bonds	957,425	996,048	38,623	39,262	639
Domestic stocks	171,735	263,396	91,661	94,278	2,616
Foreign securities	514,342	514,914	572	9,287	8,715
Bonds	479,180	480,839	1,658	8,539	6,880
Stocks, etc.	35,162	34,075	(1,086)	747	1,834
Other securities	295,375	312,049	16,674	17,747	1,073
Monetary claims purchased	27,353	27,353	-	-	-
Certificates of deposit	15,000	15,000	-	-	-
Monetary trusts	40,932	44,453	3,520	4,808	1,287
Total	3,595,308	3,801,566	206,257	227,203	20,945
Domestic bonds	2,457,325	2,549,299	91,973	98,968	6,995
Domestic stocks	171,735	263,396	91,661	94,278	2,616
Foreign securities	587,586	590,014	2,427	11,400	8,973
Bonds	552,424	555,938	3,514	10,652	7,138
Stocks, etc.	35,162	34,075	(1,086)	747	1,834
Other securities	295,375	312,049	16,674	17,747	1,073
Monetary claims purchased	27,353	27,353	-	-	-
Certificates of deposit	15,000	15,000	-	-	-
Monetary trusts	40,932	44,453	3,520	4,808	1,287

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a gain of 72 million yen as of December 31, 2003.

b. Securities without fair value (Carrying Value)

(Millions of Yen)

Category	As of Dec. 31, 2003
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	19,023
Available-for-sale securities	92,922
Unlisted domestic stocks (excluding over-the-counter stocks)	10,139
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	22,782
Total	111,945

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with fair value

(Millions of Yen)

Category	As of December 31, 2004				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,580,217	1,628,942	48,724	54,854	6,129
Domestic bonds	1,508,339	1,554,915	46,576	52,686	6,110
Foreign bonds	71,877	74,026	2,148	2,167	19
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	1,975,560	2,179,176	203,616	212,985	9,369
Domestic bonds	864,204	897,966	33,762	33,828	65
Domestic stocks	207,265	331,209	123,944	126,232	2,288
Foreign securities	274,604	285,177	10,572	13,566	2,993
Bonds	229,378	239,278	9,900	11,946	2,045
Stocks, etc.	45,226	45,898	672	1,620	948
Other securities	463,881	496,540	32,659	33,679	1,020
Monetary claims purchased	64,898	64,898	-	-	-
Certificates of deposit	22,000	22,000	-	-	-
Monetary trusts	78,706	81,383	2,677	5,677	3,000
Total	3,555,777	3,808,118	252,340	267,839	15,498
Domestic bonds	2,372,543	2,452,882	80,339	86,514	6,175
Domestic stocks	207,265	331,209	123,944	126,232	2,288
Foreign securities	346,482	359,203	12,721	15,734	3,013
Bonds	301,255	313,305	12,049	14,114	2,065
Stocks, etc.	45,226	45,898	672	1,620	948
Other securities	463,881	496,540	32,659	33,679	1,020
Monetary claims purchased	64,898	64,898	-	-	-
Certificates of deposit	22,000	22,000	-	-	-
Monetary trusts	78,706	81,383	2,677	5,677	3,000

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a loss of 251 million yen as of December 31, 2004.

b. Securities without fair value (Carrying Value)

(Millions of Yen)

Category	As of Dec. 31, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	4,212
Available-for-sale securities	103,711
Unlisted domestic stocks (excluding over-the-counter stocks)	9,010
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	34,700
Total	107,923

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with fair value

(Millions of Yen)

Category	As of March 31, 2004				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,563,382	1,613,997	50,614	57,974	7,360
Domestic bonds	1,493,950	1,542,576	48,625	55,826	7,201
Foreign bonds	69,431	71,421	1,989	2,148	158
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,048,706	2,253,587	204,880	216,288	11,407
Domestic bonds	960,651	996,931	36,280	36,906	626
Domestic stocks	179,421	310,068	130,646	131,525	879
Foreign securities	396,348	402,474	6,125	13,073	6,947
Bonds	361,733	367,545	5,812	11,434	5,622
Stocks, etc.	34,615	34,928	312	1,638	1,325
Other securities	345,421	369,500	24,079	25,323	1,244
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710
Total	3,612,089	3,867,584	255,495	274,262	18,767
Domestic bonds	2,454,602	2,539,507	84,905	92,733	7,827
Domestic stocks	179,421	310,068	130,646	131,525	879
Foreign securities	465,780	473,895	8,114	15,221	7,106
Bonds	431,164	438,967	7,802	13,582	5,780
Stocks, etc.	34,615	34,928	312	1,638	1,325
Other securities	345,421	369,500	24,079	25,323	1,244
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a gain of 195 million yen as of March 31, 2004.

b. Securities without fair value (Carrying Value)

(Millions of Yen)

Category	As of March 31, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	19,023
Available-for-sale securities	94,145
Unlisted domestic stocks (excluding over-the-counter stocks)	10,046
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	24,099
Total	113,169

Note: Securities included in jointly operated designated monetary trusts are not included herein.

2) Fair value information on monetary trusts

(Millions of Yen)

Category	As of December 31, 2003				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	185,660	185,660	-	-	-

Category	As of December 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	181,123	181,123	-	-	-

Category	As of March 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	248,920	248,920	-	-	-

a. Monetary trusts for investment

(Millions of Yen)

Category	As of December 31, 2003		As of December 31, 2004		As of March 31, 2004	
	Carrying value before mark-to-market	Net valuation gains (losses)	Carrying value before mark-to-market	Net valuation gains (losses)	Carrying value before mark-to-market	Net valuation gains (losses)
Monetary trusts for investment	35,956	7,336	-	(5,360)	23,122	9,428
Investment type focused on domestic stocks	35,956	7,336	-	(5,360)	23,122	9,428

Note: The above figures show all of the fair value information on monetary trusts including securities, cash and call loans, and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities, and others

(Millions of Yen)

Category	As of December 31, 2003				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	146,101	149,703	3,602	4,901	1,299
Investment type focused on domestic bonds	10,819	10,943	124	194	69
Investment type focused on domestic stocks	17,878	20,120	2,242	2,597	354
Investment type focused on foreign securities	17,103	18,338	1,234	2,110	875
Balance-type	-	-	-	-	-
Investment type focused on collateral short-term money trusts	100,000	100,000	-	-	-
Jointly operated and designated monetary trusts	300	300	-	-	-
Total	146,101	149,703	3,602	4,901	1,299

Category	As of December 31, 2004				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	178,493	181,123	2,629	5,677	3,048
Investment type focused on domestic bonds	11,010	11,151	141	177	36
Investment type focused on domestic stocks	69,148	71,620	2,472	5,464	2,991
Investment type focused on foreign securities	-	-	-	-	-
Balance-type	3,035	3,051	16	36	20
Investment type focused on collateral short-term money trust	60,000	60,000	-	-	-
Jointly operated and designated monetary trusts	35,300	35,300	-	-	-
Total	178,493	181,123	2,629	5,677	3,048

Category	As of March 31, 2004				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	217,844	225,797	7,952	9,708	1,755
Investment type focused on domestic bonds	10,823	10,969	145	200	54
Investment type focused on domestic stocks	42,436	49,354	6,917	7,368	450
Investment type focused on foreign securities	26,297	27,129	831	2,079	1,247
Balance- type	2,986	3,043	57	60	2
Investment type focused on collateral short-term money trust	100,000	100,000	-	-	-
Jointly operated and designated monetary trusts	35,300	35,300	-	-	-
Total	217,844	225,797	7,952	9,708	1,755

Notes:

1. The above figures show all of the fair value information on monetary trusts including securities, cash and call loans, and others.

2. Net Unrealized Gains(Losses) above includes each of the gains/losses on derivative transactions classified as monetary trusts at the end of each term. These gains/losses on derivative transactions are recorded in the income statements.

3) Fair value information on real estate

(Millions of Yen)

Category	As of December 31, 2003				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	96,008	80,305	(15,703)	26,404	42,107
Leasehold	1,038	615	(423)	313	736
Total	97,046	80,920	(16,126)	26,718	42,844

Category	As of December 31, 2004				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	87,686	74,855	(12,831)	22,978	35,809
Leasehold	913	605	(307)	303	610
Total	88,599	75,460	(13,138)	23,281	36,419

Category	As of March 31, 2004				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	88,029	76,036	(11,993)	23,283	35,276
Leasehold	913	664	(249)	343	592
Total	88,943	76,700	(12,242)	23,627	35,869

Note: Fair values as of December 31, 2004 and March 31, 2004 are basically calculated based on the appraisal price and less important properties are calculated by the method of posted price. Fair value as of December 31, 2003 is calculated based on the posted price.

4) Fair value information on derivative transactions

(i) Interest-related transactions

(Millions of Yen)

Type	As of December 31, 2003			As of December 31, 2004			As of March 31, 2004		
	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions									
Interest rate swaps:									
Receipts floating, payments fixed	29,200	(448)	(448)	144,982	(1,035)	(1,035)	167,582	680	680
Total			(448)			(1,035)			680

(ii) Currency-related transactions

(Millions of Yen)

Type	As of December 31, 2003			As of December 31, 2004			As of March 31, 2004		
	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions									
Foreign exchange contracts:									
Sold:	409,067	409,849	(781)	234,947	239,084	(4,137)	283,430	270,761	12,669
U.S. dollar	130,992	130,569	422	138,765	138,268	497	106,425	103,445	2,980
Euro	259,451	260,588	(1,136)	89,370	93,821	(4,450)	157,126	148,605	8,521
British pound	18,623	18,690	(67)	4,571	4,759	(187)	19,877	18,711	1,166
Canadian dollar	-	-	-	2,239	2,235	3	-	-	-
Bought:	252	252	(0)	146	148	1	229	229	0
U.S. dollar	228	228	(0)	133	134	0	218	219	0
Euro	23	23	0	13	14	0	10	10	0
Total			(781)			(4,136)			12,669

Notes:

1. Forward exchange rates are used as the year-end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclosure.

(iii) Stock-related transactions

(Millions of Yen)

Type	As of December 31, 2003			As of December 31, 2004			As of March 31, 2004		
	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions									
Stock index futures:									
Sold	24,587	25,947	(1,360)	-	-	-	22,991	24,179	(1,188)
Bought	-	-	-	13,350	13,965	614	14,989	15,121	131
Total			(1,360)			614			(1,056)

(iv) Bond-related transactions

(Millions of Yen)

Type	As of December 31, 2003			As of December 31, 2004			As of March 31, 2004		
	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions									
Bond futures contracts:									
Sold	206,901	206,912	(11)	35,653	35,696	(43)	42,285	41,952	332
Bought	-	-	-	-	-	-	-	-	-
Total			(11)			(43)			332

v) Others

The Company held no other derivative instruments as of December 31, 2003 and 2004 as well as March 31, 2004.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the Nine months ended December 31, 2004)

February 17, 2005

Name of Company: **T&D Holdings, Inc.** (Financial Summary for T&D Financial Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None
(2) Changes in Method of Accounting: Applicable

2. Non-Consolidated Operating Results for the Nine Months Ended December 31, 2004 (April 1, 2004 – December 31, 2004)

(1) Results of Operations

Note: Since the disclosure of quarterly business outline started from the current period under review, no information were contained on the comparative actual results in the corresponding period in the previous fiscal year and the comparative increase/decrease ratio for the same period. Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Nine months ended Dec. 31, 2004	¥90,783 million	-	(¥3,994) million	-	(¥3,262) million	-	¥11,328 million	-
FY2003 ended March 31, 2004	¥187,469 million	38.3	(¥2,667) million	(40.3)	(¥3,153) million	(3.0)	(¥3,768) million	(41.4)

	Net Income per Share
Nine months ended Dec. 31, 2004	¥18,881.15
FY2003 ended March 31, 2004	(¥6,281.20)

Notes:

1. *Average number of outstanding shares during the term: for the nine months ended December 31, 2004: 600,000; for the fiscal year ended March 31, 2004: 600,000*
2. *% change for ordinary revenues, ordinary profit and net income, etc. is presented in comparison with the same term of the previous fiscal year.*
3. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of December 31, 2004	¥710,322 million	¥32,070 million	4.5%	¥53,451.20
As of March 31, 2004	¥682,282 million	¥20,772 million	3.0%	¥34,620.03

Notes:

1. *Number of outstanding shares at the end of the term: as of December 31, 2004: 600,000; as of March 31, 2004: 600,000.*
2. *Number of treasury stock at the end of the term: None*

(3) Results of Cash Flows

	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	Cash and Cash Equivalents at End of Term
Nine months ended Dec. 31, 2004	¥16,439 million	(¥4,545) million	-	¥54,947 million
FY2003 ended March 31, 2004	¥52,752 million	(¥57,631) million	-	¥43,053 million

3. Forecast for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

T&D Financial Life's forecast is omitted. Please refer to T&D Holdings' *"Forecast for the Year Ending March 31, 2005"* section in this material *"Financial Summary for the Nine Months Ended December 31, 2004"*.

Supplementary Materials for the Nine Months Ended December 31, 2004

1. Unaudited Non-Consolidated Condensed Quarterly Financial Statements

2. Business Highlights (Non-Consolidated)

Unaudited Non-Consolidated Condensed Balance Sheets

(¥: Millions of yen)	As of December 31, 2004		As of March 31, 2003	
Assets:				
Cash and deposits	¥ 54,947	7.7%	¥ 43,053	6.3%
Monetary claims purchased	–	–	173	0.0
Monetary trusts	1,000	0.2	5,152	0.8
Securities	600,031	84.5	581,796	85.3
Loans	19,335	2.7	26,288	3.8
Property and equipment	203	0.0	2,172	0.3
Due from agencies	0	0.0	0	0.0
Due from reinsurers	3,969	0.6	3,892	0.6
Other assets	24,795	3.5	20,995	3.1
Deferred tax assets	7,262	1.0	–	–
Reserve for possible loan losses	(1,222)	(0.2)	(1,243)	(0.2)
Total assets	¥710,322	100.0%	¥682,282	100.0%
Liabilities:				
Policy reserves	¥663,431	93.4%	¥644,678	94.5%
Due to agencies	341	0.1	452	0.1
Due to reinsurers	159	0.0	269	0.0
Other liabilities	3,087	0.4	4,193	0.6
Reserve for employees' retirement benefits	10,841	1.5	11,250	1.7
Reserve for directors' and corporate auditors' retirement benefits	120	0.0	105	0.0
Reserve for price fluctuations	268	0.1	194	0.0
Deferred tax liabilities	–	–	367	0.1
Total liabilities	678,251	95.5	661,510	97.0
Stockholder's equity:				
Common stock:				
Authorized – 800,000 shares				
Issued – 600,000 shares	20,000	2.8	20,000	2.9
Capital surplus	10,000	1.4	10,000	1.5
Retained earnings (deficit)	1,451	0.2	(9,877)	(1.5)
Net unrealized gains on securities	619	0.1	649	0.1
Total stockholder's equity	32,070	4.5	20,772	3.0
Total liabilities and stockholder's equity	¥710,322	100.0%	¥682,282	100.0%

Unaudited Non-Consolidated Condensed Statements of Operations

(¥: Millions of yen)	Nine months ended December 31, 2004		Year ended March 31, 2003	
Ordinary revenues:				
Income from insurance premiums	¥80,848		¥156,144	
Investment income	7,396		30,019	
Other ordinary income	2,538		1,305	
Total ordinary revenues	90,783	100.0%	187,469	100.0%
Ordinary expenses:				
Insurance claims and other payments	56,369		87,246	
Provision for policy and other reserves	19,735		75,288	
Investment expenses	317		500	
Operating expenses	11,997		18,345	
Other ordinary expenses	6,357		8,756	
Total ordinary expenses	94,777	104.4	190,137	101.4
Ordinary losses	3,994	(4.4)	2,667	(1.4)
Extraordinary gains	21	0.0	641	0.3
Extraordinary losses	636	(0.7)	449	(0.2)
Provision for reserve for policyholder dividends	1,024	1.1	1,219	0.7
Loss before income taxes	5,632	(6.2)	3,693	(2.0)
Income taxes:				
Current	(9,348)	(10.3)	74	0.0
Deferred	(7,613)	(8.4)	–	–
Net income (loss)	11,328	12.5	(3,768)	(2.0)
Unappropriated deficit at beginning of period	(9,877)	(10.9)	(6,108)	(3.3)
Unappropriated retained earnings (deficit) at end of period	¥ 1,451	1.6	¥ (9,877)	(5.3)

2. Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of Yen, %)

Category	As of December 31, 2003		As of December 31, 2004				As of March 31, 2004	
	Number	Amount	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	371	28,603	346	93.3	25,922	90.6	366	28,077
Individual annuities	67	3,109	69	104.3	3,589	115.5	68	3,280
Subtotal	438	31,712	416	94.9	29,511	93.1	434	31,357
Group insurance	-	19,521	-	-	17,911	91.7	-	19,986
Group annuities	-	679	-	-	577	85.0	-	646

Notes:

1. *Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.*
2. *Policy amount in force for group annuities is equal to the amount of outstanding policy reserve.*

(2) New Policy Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Nine months ended December 31, 2003					
	Number		Amount			
		% Change		% Change	New Policies	Increase from Conversion
Individual insurance	31	-	2,774	-	2,774	-
Individual annuities	12	-	768	-	768	-
Subtotal	44	-	3,543	-	3,543	-
Group insurance	-	-	1,913	-	1,913	
Group annuities	-	-	12	-	12	

Category	Nine months ended December 31, 2004					
	Number		Amount			
		% Change		% Change	New Policies	Increase from Conversion
Individual insurance	18	57.7	1,926	69.4	1,926	-
Individual annuities	4	39.0	357	46.6	357	-
Subtotal	23	52.4	2,284	64.5	2,284	-
Group insurance	-	-	5	0.3	5	
Group annuities	-	-	-	-	-	

Category	Year ended March 31, 2004					
	Number		Amount			
		% Change		% Change	New Policies	Increase from Conversion
Individual insurance	40	92.7	3,535	87.9	3,535	-
Individual annuities	14	131.7	904	138.7	904	-
Subtotal	54	100.6	4,440	95.0	4,440	-
Group insurance	-	-	1,913	204.0	1,913	
Group annuities	-	-	12	1,091,381.3	12	

Notes:

1. *There is no conversion plan from FY2001.*
2. *The new policy amount for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.*
3. *The new policy amount for group annuity products is equal to the initial premium payment.*

(3) Surrender and Lapse Rate

(%)

Category	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Year ended March 31, 2004
Individual insurance	12.75	11.32	16.15
Individual annuities	6.78	3.41	9.08
Subtotal	12.33	10.50	15.65
Group insurance	2.91	0.29	2.92

Note: Surrender and Lapse Rates for the nine months ended December 31, 2004 and 2003 are not annualized.

(4) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Nine months ended December 31, 2003		Nine months ended December 31, 2004				Year ended March 31, 2004	
	Number	Amount	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	37	3,928	31	83.2	3,179	80.9	48	4,975
Individual annuities	3	158	2	62.5	111	70.6	4	211
Subtotal	41	4,087	33	81.4	3,291	80.5	52	5,187
Group insurance	-	478	-	-	57	12.0	-	478

(5) Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(Millions of Yen)

Category		Nine months ended December 31, 2004	Year ended March 31, 2004
Core profit	A	(3,262)	(3,153)
Capital gains/losses	B	44	777
Other one-time gains/losses	C	(775)	(291)
Ordinary profit	A + B + C	(3,994)	(2,667)

(Reference) Negative Spread

(Millions of Yen)

Category	Nine months ended December 31, 2004	Year ended March 31, 2004
Negative Spread	(3,664)	(3,993)
Investment yield on core profit	1.08%	1.34%
Average assumed investment yield	2.21%	2.21%
Policy reserves in general accounts	434,301	457,837

Notes:

1. *Negative spread is calculated by the following method:*
   (Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts.
2. *Investment yield on core profit is calculated by the following method:*
   (Net investment gains/ losses (general account only) in core profit - interest portion of reserve for policyholder dividends) / Policy reserves in general account.
3. *Average assumed investment yield is an investment yield for policy reserves in general accounts of assumed interests.*
4. *Policy reserves in general accounts are calculated by the following method:*
   (Policy reserves at the beginning of the year + policy reserves* at the end of the year - assumed interests) x 1/2*
   **Policy reserves represent policy reserves within general accounts except contingency reserve.*

(6) Solvency Margin Ratio

(Millions of Yen)

Items	As of December 31, 2004	As of March 31, 2004
Total solvency margin (A)	35,990	23,115
Equity (less certain items)	31,451	20,122
Reserve for price fluctuations	268	194
Contingency reserve	1,241	465
Reserve for possible loan losses	5	22
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)	873	915
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	-	-
Excess of amount of policy surrender payment	845	785
Unallotted portion of reserve for policyholder dividends	-	-
Future profits	682	609
Deferred tax assets	621	-
Subordinated debt	-	-
Deductible items	-	-
Total risk $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$ (B)	5,142	4,694
Insurance risk R_1	3,780	3,580
Assumed investment yield risk R_2	426	441
Investment risk R_3	2,848	2,292
Business risk R_4	141	189
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$	1,399.6%	984.8%

Notes:

1. *The above ratio as of March 31, 2004 is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996. The ratio as of December 31,, 2004 is calculated by the method the Company considered reasonable, which is consistent with these rules.*
2. *Equity represents equity on the balance sheet less the net unrealized gains on securities.*

(7) Adjusted Net Assets

(Millions of Yen)

Item	As of December 31, 2004	As of March 31, 2004
Adjusted net assets	46,130	34,638

Note: Adjusted net assets are calculated based on the regulatory standard.

(8) Asset Composition (General Account)

(Millions of Yen, %)

Category			As of December 31, 2004		As of March 31, 2004	
			Amount	Percentage	Amount	Percentage
Cash and deposits, call loans			48,380	9.8	35,850	7.1
Monetary claims purchased			-	-	173	0.0
Monetary trusts			1,000	0.2	5,152	1.0
Securities			389,560	79.0	410,530	81.5
	Domestic bonds		263,785	53.5	282,964	56.2
	Domestic stocks		2,860	0.6	2,939	0.6
	Foreign securities		51,763	10.5	56,585	11.2
		Bonds	30,912	6.3	32,012	6.4
		Stocks, etc.	20,851	4.2	24,572	4.9
	Other securities		71,150	14.4	68,041	13.5
Loans			19,335	3.9	26,288	5.2
	Policy loans		18,656	3.8	19,181	3.8
	Commercial loans		679	0.1	7,106	1.4
Property and equipment			165	0.0	2,121	0.4
Deferred tax assets			7,262	1.5	-	-
Other assets			28,784	5.8	24,919	4.9
Reserve for possible loan losses			(1,222)	(0.2)	(1,243)	(0.2)
Total			493,267	100.0	503,794	100.0
	Foreign currency denominated assets		625	0.1	1,764	0.4

(9) Fair Value Information on Securities and Others (General Account)

1) Fair value information on securities (except trading securities)

a. Securities with fair value

(Millions of Yen)

Category	As of December 31, 2004				
	Cost/ Carrying value before mark-to-market	Current fair value	Net unrealized gains(losses)		
				Gains	Losses
Held-to-maturity securities	254,526	256,554	2,028	3,356	1,327
Domestic bonds	224,128	226,835	2,707	3,342	635
Foreign bonds	30,398	29,719	(678)	13	692
Monetary claims purchased	-	-	-	-	-
Available-for-sale securities	130,457	131,427	970	1,781	810
Domestic bonds	39,802	39,657	(145)	128	273
Domestic stocks	99	128	28	28	—
Foreign securities	21,218	21,365	147	250	103
Bonds	598	514	(84)	—	84
Stocks, etc.	20,619	20,851	231	250	18
Other securities	69,336	70,276	939	1,373	434
Monetary claims purchased	-	-	-	-	-
Others	-	-	-	-	-
Total	384,984	387,982	2,998	5,137	2,138
Domestic bonds	263,930	266,493	2,562	3,471	908
Domestic stocks	99	128	28	28	-
Foreign securities	51,616	51,084	(531)	264	795
Bonds	30,996	30,233	(763)	13	776
Stocks, etc.	20,619	20,851	231	250	18
Other securities	69,336	70,276	939	1,373	434
Monetary claims purchased	-	-	-	-	-
Others	-	-	-	-	-

Notes:

1. *The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*
2. *The Company held no monetary trusts other than classified as trading securities.*

b. Securities without fair value (Carrying Value)

(Millions of Yen)

Category	As of December 31, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Available-for-sale securities	3,606
Unlisted domestic stocks (excluding over-the-counter stocks)	2,731
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	874
Total	3,606

a. Securities with fair value

(Millions of Yen)

Category	As of March 31, 2004				
	Cost/ Carrying value before mark-to-market	Current fair value	Net unrealized gains(losses)		
				Gains	Losses
Held-to-maturity securities	251,985	252,644	659	2,254	1,594
Domestic bonds	221,587	223,103	1,515	2,254	738
Foreign bonds	30,397	29,541	(856)	-	856
Monetary claims purchased	-	-	-	-	-
Available-for-sale securities	128,915	129,933	1,017	1,796	779
Domestic bonds	36,963	36,377	(586)	2	588
Domestic stocks	99	199	99	99	-
Foreign securities	26,186	26,187	0	179	178
Bonds	1,746	1,615	(131)	-	131
Stocks, etc.	24,439	24,572	132	179	47
Other securities	65,564	66,995	1,430	1,442	12
Monetary claims purchased	101	173	72	72	-
Others	-	-	-	-	-
Total	380,900	382,577	1,676	4,051	2,374
Domestic bonds	258,551	259,480	929	2,256	1,327
Domestic stocks	99	199	99	99	-
Foreign securities	56,584	55,728	(855)	179	1,034
Bonds	32,144	31,156	(987)	-	987
Stocks, etc.	24,439	24,572	132	179	47
Other securities	65,564	66,995	1,430	1,442	12
Monetary claims purchased	101	173	72	72	-
Others	-	-	-	-	-

Notes:

1. *The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*
2. *The Company held no monetary trusts other than classified as trading securities.*

b. Securities without fair value (Carrying Value)

(Millions of Yen)

Category	As of March 31, 2004
Held-to-maturity securities	24,999
Unlisted foreign bonds	-
Others	24,999
Available-for-sale securities	3,786
Unlisted domestic stocks (excluding over-the-counter stocks)	2,739
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	1,046
Total	28,786

2) **Fair value information on monetary trusts**

(Millions of Yen)

Category	As of December 31, 2004					As of March 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)			Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses				Gains	Losses
Monetary trusts	1,000	1,000	-	-	-	5,152	5,152	-	-	-

a. Monetary trusts for investment

(Millions of Yen)

Category	As of December 31, 2004		As of March 31, 2004	
	Carrying value before mark-to-market	Net valuation gains (losses)	Carrying value before mark-to-market	Net valuation gains (losses)
Monetary trusts for investment	1,000	-	5,152	-

Note: The above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity securities, policy reserve matching bondss, and available-for-sale securities

The Company held no monetary trusts for held-to-maturity securities, policy reserve matching bonds, and available-for-sale securities as of December 31, 2004 and March 31, 2004.

CONSOLIDATED FINANCIAL SUMMARY

(For the nine months ended December 31, 2004)

February 17, 2005

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None

(2) Scope of Consolidation and Application of Equity Method:
Number of consolidated subsidiaries: 19
Number of non-consolidated subsidiaries accounted for by the equity method: 0
Number of affiliates accounted for by the equity method: 2

2. Consolidated Operating Results for the Nine Months Ended December 31, 2004 (April 1, 2004 - December 31, 2004)

(1) Results of Operations

Note: Since the company was established on April 1, 2004, there are no comparative data from the same term of the previous fiscal year. Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	%change
Nine months ended Dec. 31, 2004	¥1,756,444 million	-	¥83,237 million	-	¥31,643 million	-

	Net Income per Share	Net Income per Share (Fully Diluted)
Nine months ended Dec. 31, 2004	¥133.97	-

Notes:

1. *Equity in net gain of affiliated companies: ¥12 million for the nine months ended December 31, 2004*
2. *Average number of outstanding shares during the term (consolidated):nine months ended December 31, 2004; 236,184,278*
3. *% change for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of December 31, 2004	¥12,991,400 million	¥556,089 million	4.3%	¥2,302.93

Note: Number of outstanding shares at the end of the term (consolidated): as of December 31, 2004; 241,469,455

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
Nine months ended Dec. 31, 2004	(¥101,608) million	¥327,011 million	¥37,246 million	¥940,234 million

3. Consolidated Forecasts for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

	Ordinary Revenues	Ordinary Profit	Net Income
Year Ending Mar. 31, 2005	¥2,303,000 million	¥107,000 million	¥40,000 million

Notes:

1. *The above forecasts have not been changed from the previous forecasts announced on November 18, 2004.*
2. *Projected net income per share for the year ending March 31, 2005 is ¥165.63.*

The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

4. *Financial Review*

Since T&D Holdings was established on April 1, 2004, there are no comparative data for the same term of the previous fiscal year

1. Consolidated Results of Operations

For the nine months ended December 31, 2004, ordinary revenues were ¥1,756.4 billion, which was a total of income from insurance premiums of ¥1,315.3 billion, investment income of ¥239.4 billion, other ordinary income of ¥201.6 billion and others.

Ordinary expenses were ¥1,673.2 billion, which was a total of insurance claims and other payments of ¥1,391.8 billion, investment expenses of ¥63.7 billion, operating expenses of ¥155.1 billion, other ordinary expenses of ¥61.6 billion and others.

As a consequence, ordinary profit amounted to ¥83.2 billion.

Extraordinary gains were ¥3.0 billion, and extraordinary losses were ¥9.6 billion. The losses on sale, disposal and devaluation of property and equipment of ¥6.5 billion were included in the extraordinary losses.

After accounting for extraordinary gains and losses, the provision for reserve for policyholder dividends, and income taxes, net income amounted to ¥31.6 billion.

2. Consolidated Financial Position

(1) Balance Sheets

As of December 31, 2004, total assets amounted to ¥12,991.4 billion, mainly consisting of securities centered on public and corporate bonds amounting to ¥8,472.2 billion, loans of ¥2,769.9 billion, and cash and deposits of ¥642.5 billion.

Total liabilities were ¥12,433.8 billion, and policy reserves accounting for a substantial portion of them amounted to ¥12,058.3 billion.

Total equity was ¥556.0 billion, of which net unrealized gains on securities was ¥226.6 billion.

(2) Cash Flows

Cash flows for the nine months ended December 31, 2004, were as follows.

Net cash used in operating activities amounted to ¥101.6 billion. This primarily reflected the fact that the amount of insurance claims and other payments was larger than the income from insurance premiums. Net cash provided by investing activities amounted to ¥327.0 billion, due primarily to a decline in loans. Net cash provided by financing activities amounted to ¥37.2 billion. This was due primarily to the sale of the Company's shares.

As a result, cash and cash equivalents as of December 31, 2004, totaled ¥940.2 billion, up ¥259.9 billion from the beginning of the fiscal year.

3. Operations of Three Life Insurance Companies (Non-consolidated Basis)

Since T&D Financial Life has disclosed third-quarter financial results for the first time, there are no comparative data for the same term of the previous fiscal year, except the sales results.

(1) Results of Operations

Taiyo Life Insurance Company:

For the nine months ended December 31, 2004, Taiyo Life's ordinary revenues decreased 5.8 percent from the level of the same term of the previous fiscal year, to ¥878.9 billion, which was a total of income from insurance premiums of ¥578.6 billion (down 4.7 percent), investment income of ¥129.9 billion (down 32.5 percent), and other ordinary income of ¥170.3 billion (up 27.7 percent).

Ordinary expenses decreased 5.3 percent from the level of the same term of the previous fiscal year, to ¥860.5 billion, which was a total of insurance claims and other payments of ¥725.4 billion (down 0.1 percent), investment expenses of ¥41.9 billion (down 50.1 percent), operating expenses of ¥62.5 billion (down 3.8 percent) and others.

As a result, ordinary profit decreased by 26.8 percent, to ¥18.3 billion.

Extraordinary gains increased 484.6 percent, to ¥7.1 billion, and extraordinary losses increased 218.9 percent, to ¥7.1 billion. The gain on sales of the parent company's shares of ¥5.8 billion was included in the extraordinary gains, and the losses on sale, disposal and devaluation of property and equipment of ¥6.5 billion were included in the extraordinary losses.

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income decreased 24.2 percent from the level of the same term of the previous fiscal year, to ¥5.8 billion.

Daido Life Insurance Company:

For the nine months ended December 31, 2004, Daido Life's ordinary revenues decreased 6.6 percent from the level of the same term of the previous fiscal year, to ¥795.2 billion, which was a total of income from insurance premiums of ¥655.9 billion (down 6.0 percent), investment income of ¥103.2 billion (down 24.8 percent), and other ordinary income of ¥36.0 billion (up 121.0 percent).

Ordinary expenses decreased 6.6 percent from the level of the same term of the previous fiscal year, to ¥725.5 billion, which was a total of insurance claims and other payments of ¥610.0 billion (down 6.3 percent) and investment expenses of ¥22.7 billion (down 32.4 percent), operating expenses of ¥82.1 billion (up 1.4 percent) and others.

As a result, ordinary profit decreased by 6.7 percent, to ¥69.6 billion.

Extraordinary gains increased 141.2 percent, to ¥7.4 billion, and extraordinary losses decreased 66.8 percent, to ¥1.8 billion. The gain on sales of the parent company's shares of ¥5.8 billion was included in the extraordinary gains

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income decreased 25.0 percent from the level of the same term of the previous fiscal year, to ¥23.1 billion.

T&D Financial Life Insurance Company:

For the nine months ended December 31, 2004, T&D Financial Life's ordinary revenues were ¥90.7 billion, which was a total of income from insurance premiums of ¥80.8 billion, investment income of ¥7.3 billion, and other ordinary income of ¥2.5 billion.

Ordinary expenses were ¥94.7 billion, which was a total of insurance claims and other payments of ¥56.3 billion, provision for policy and other reserves of ¥19.7 billion, operating expenses of ¥11.9 billion and others.

As a consequence, the company posted an ordinary loss of ¥3.9 billion.

Extraordinary gains were ¥0.0 billion, and extraordinary losses were ¥0.6 billion.

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income amounted to ¥11.3 billion.

Further, current income taxes returns of ¥9.3 billion and deferred income taxes returns of ¥7.6 billion were stated resulting from the adoption of the consolidated taxation system.

(2) Sales Results

Taiyo Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the nine months ended December 31, 2004, increased 2.1 percent compared with the same term of the previous fiscal year, to ¥2,393.9 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities increased 4.0 percent compared with the same term of the previous fiscal year, to ¥1,066.2 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of December 31, 2004, increased 5.4 percent from the level of the previous fiscal year-end, to ¥16,951.0 billion.

Daido Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the nine months ended December 31, 2004, increased 3.4 percent compared with the same term of the previous fiscal year, to ¥3,470.6 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 9.4 percent compared with the same term of the previous fiscal year, to ¥2,371.8 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of December 31, 2004, increased 1.0 percent from the level of the previous fiscal year-end, to ¥39,677.3 billion.

T&D Financial Life Insurance Company:

The new policy amount of individual insurance and annuities for the nine months ended December 31, 2004, decreased 35.5 percent compared with the same term of the previous fiscal year, to ¥228.4 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities, decreased 19.5 percent compared with the same term of the previous fiscal year, to ¥329.1 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of December 31, 2004, decreased 5.9 percent from the level of the previous fiscal year-end, to ¥2,951.1 billion.

(3) Other Material Items

Taiyo Life Insurance Company:

Taiyo Life's core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the nine months ended December 31, 2004, recorded ¥23.8 billion, down 26.0 percent compared with the same term of the previous fiscal year, after compensating for a negative spread of ¥30.9 billion (up 49.1 percent).

As of December 31, 2004, Taiyo Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 877.7 percent, up 14.4 percent from the 863.3 percent posted at the end of the previous fiscal year. Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥438.2 billion, down ¥13.6 billion from the ¥451.9 billion posted at the previous fiscal year-end.

Daido Life Insurance Company:

Daido Life posted ¥74.7 billion in its core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the nine months ended December 31, 2004, a decrease of 1.0 percent compared with the same term of the previous fiscal year, after compensating for a negative spread of ¥19.1 billion (up 14.9 percent).

As of December 31, 2004, Daido Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 1,025.3 percent, down 9.6 percent from the 1,034.9 percent at the end of the previous fiscal year. Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥653.1 billion, up ¥20.5 billion from the ¥632.5 billion posted at the previous fiscal year-end.

T&D Financial Life Insurance Company:

Due mainly to amortization of goodwill of ¥4.8 billion, T&D Financial Life marked a loss of ¥3.2 billion in its core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the nine months ended December 31, 2004, after compensating for a negative spread of ¥3.6 billion.

As of December 31, 2004, T&D Financial Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 1,399.6 percent, up 414.8 percent from the 984.8 percent at the end of the previous fiscal year. Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥46.1 billion, up ¥11.4 billion from the ¥34.6 billion posted at the end of the previous fiscal year.

(4) Financial Position

Taiyo Life Insurance Company:

As of December 31, 2004, total assets were ¥6,263.5 billion, down ¥145.9 billion from the ¥6,409.5 billion posted at the end of the previous fiscal year. Total assets mainly consisted of securities, principally comprised of public and corporate bonds amounting to ¥3,958.6 billion, loans totaling ¥1,719.5 billion, call loans of ¥182.0 billion, and property and equipment of ¥177.3 billion.

Total liabilities were ¥6,053.2 billion, down ¥131.1 billion from the ¥6,184.3 billion posted at the end of the previous fiscal year, and policy reserves comprising the bulk of this figure amounted to ¥5,913.9 billion.

Total equity was ¥210.3 billion, down ¥14.8 billion from the ¥225.2 billion posted at the end of the previous fiscal year. Of total equity, net unrealized gains on securities was ¥95.7 billion.

Daido Life Insurance Company:

As of December 31, 2004, total assets amounted to ¥5,975.8 billion, down ¥42.0 billion from the ¥6,017.9 billion posted at the end of the previous fiscal year. Total assets mainly consisted of securities, principally comprised of public and corporate bonds amounting to ¥3,922.8 billion, loans totaling ¥1,055.2 billion, and cash and deposits of ¥519.5 billion.

Total liabilities were ¥5,665.1 billion, down ¥59.6 billion from the ¥5,724.8 billion posted at the end of the previous fiscal year, and policy reserves comprising the bulk of this figure amounted to ¥5,479.8 billion.

Total equity was ¥310.6 billion, up ¥17.6 billion from the ¥293.0 billion posted at the end of the previous fiscal year. Of total equity, net unrealized gains on securities was ¥130.3 billion.

T&D Financial Life Insurance Company:

As of December 31, 2004, total assets amounted to ¥710.3 billion, up ¥28.0 billion from the ¥682.2 billion posted at the end of the previous fiscal year. Total assets mainly consisted of securities, principally comprised of public and corporate bonds amounting to ¥600.0 billion, cash and deposits of ¥54.9 billion, and loans of ¥19.3 billion.

Total liabilities were ¥678.2 billion, up ¥16.7 billion from the ¥661.5 billion posted at the end of the previous fiscal year, and policy reserves comprising the bulk of this figure amounted to ¥663.4 billion.

Total equity was ¥32.0 billion, up ¥11.2 billion from the ¥20.7 billion posted at the end of the previous fiscal year. Of total equity, net unrealized gains on securities was ¥0.6 billion.

4. Forecasts for the Year Ending March 31, 2005 (Apr. 1, 2004 – Mar. 31, 2005)

(1) Consolidated

Since the business results for the nine months that ended December 31, 2004, are in line with our plan, earnings forecasts for the fiscal year ending March 31, 2005, have not changed from those announced on November 18, 2004, as follows.

(Billions of Yen)

	Ordinary Revenues	Ordinary Profit	Net Income
Year-End	2,303	107	40

Reference: Forecasts for the Year Ending March 31, 2005, of Three Life Insurance Companies (Non-consolidated Basis)

(Billions of Yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	1,139	1,054	136
Ordinary Profit	24	88	(5)
Core Profit	31	98	(4)
Net Income	6	31	11

(2) Non-consolidated forecasts for T&D Holdings

For the nine months ended December 31, 2004, non-consolidated net income was ¥6.1 billion, which was much less than the full year forecast of ¥22.0 billion. T&D Holdings is expected to receive interim dividends of approximately ¥16.0 billion from Taiyo Life and Daido Life in the fourth quarter, however, and so the net income forecast for the fiscal year ending March 31, 2005 (announced on November 18, 2004) remains unchanged, as follows.

(Billions of Yen)

	Operating Income	Ordinary Profit	Net Income	Annual Dividends per Share	
				Year-End	
Year-End	26	21	22	¥45.00	¥45.00

(3) Other

On October 22, 2004, the Financial Services Agency issued a "Cabinet Office Regulation Concerning Provision of Reserve for Minimum Guaranty Risks for Variable Annuity Insurance, etc." Within the T&D Group, T&D Financial Life provides variable annuities as a core product. The new variable annuity policies sold on and after April 1, 2005, are subject to the new regulation. To enhance its financial soundness, the group is discussing applying the new regulation to the existing policies of T&D Financial Life, as of March 31, 2005.

If this happens, the additional policy reserve cost for T&D Financial Life is expected to be 6 –10 billion yen, which may adversely affect T&D Holdings' consolidated operating results for the fiscal year ending March 31, 2005.

Unaudited Consolidated Condensed Quarterly Financial Statements

T&D Holdings, Inc.

Table of Contents

Unaudited Consolidated Condensed Balance Sheet

(¥: Millions of yen)	As of December 31, 2004	
Assets:		
Cash and deposits	¥ 642,582	5.0%
Call loans	202,064	1.6
Monetary claims purchased	153,796	1.2
Monetary trusts	210,340	1.6
Securities	8,472,262	65.2
Loans	2,769,971	21.3
Property and equipment	341,914	2.6
Due from agencies	1,566	0.0
Due from reinsurers	5,102	0.0
Other assets	170,841	1.3
Deferred tax assets	25,950	0.2
Deferred tax assets on land revaluation	1,812	0.0
Reserve for possible loan losses	(6,802)	(0.0)
Total assets	¥12,991,400	100.0%
Liabilities:		
Policy reserves	¥12,058,367	92.8%
Due to agencies	341	0.0
Due to reinsurers	837	0.0
Subordinated bonds	20,000	0.2
Other liabilities	200,146	1.5
Reserve for employees' retirement benefits	109,701	0.9
Reserve for directors' and corporate auditors' retirement benefits	2,910	0.0
Reserve for price fluctuations	41,559	0.3
Deferred tax liabilities	6	0.0
Total liabilities	12,433,870	95.7
Minority interests	1,440	0.0
Stockholders' equity:		
Common stock:		
Authorized – 966,000,000 shares		
Issued – 241,500,000 shares	100,000	0.8
Capital surplus	87,515	0.7
Retained earnings	175,104	1.4
Land revaluation	(33,094)	(0.3)
Net unrealized gains on securities	226,695	1.7
Translation adjustment	16	0.0
Treasury stock	(148)	(0.0)
Total stockholders' equity	556,089	4.3
Total liabilities, minority interests and stockholders' equity	¥12,991,400	100.0%

See notes to unaudited consolidated condensed quarterly financial statements.

Unaudited Consolidated Condensed Statement of Operations

(¥: Millions of yen)	Nine months ended December 31, 2004	
Ordinary revenues:		
Income from insurance premiums	¥1,315,399	
Investment income:		
Interest, dividends and income from real estate for rent	183,350	
Gains from monetary trusts, net	3,782	
Gains on investments in trading securities, net	1,098	
Gains on sale of securities	41,256	
Gains on redemption of securities	163	
Other investment income	2,316	
Gains on separate accounts, net	7,461	
Total investment income	239,430	
Other ordinary income	201,603	
Equity in net income of affiliated companies	12	
Total ordinary revenues	1,756,444	100.0%
Ordinary expenses:		
Insurance claims and other payments:		
Insurance claims	636,638	
Annuity payments	106,756	
Insurance benefits	227,510	
Surrender payments	304,316	
Other payments	116,642	
Total insurance claims and other payments	1,391,863	
Provision for policy and other reserves:		
Interest portion of reserve for policyholder dividends	801	
Investment expenses:		
Interest expense	1,239	
Losses on sale of securities	20,437	
Devaluation losses on securities	3,824	
Amortization of securities	0	
Losses from derivatives, net	25,096	
Foreign exchange losses, net	3,692	
Write-off of loans	28	
Depreciation of real estate for rent	4,319	
Other investment expenses	5,091	
Total investment expenses	63,730	
Operating expenses	155,143	
Other ordinary expenses	61,668	
Total ordinary expenses	1,673,206	95.3
Ordinary profit	83,237	4.7
Extraordinary gains:		
Gains on sale of property and equipment	124	
Reversal of reserve for possible loan losses	2,705	
Recoveries of bad debts previously written-off	134	
Reversal of reserve for losses on sale of loans	64	
Total extraordinary gains	3,029	0.2
Extraordinary losses:		
Losses on sale, disposal and devaluation of property and equipment	6,599	
Provision for reserve for price fluctuations	2,953	
Other	82	
Total extraordinary losses	9,635	0.6
Provision for reserve for policyholder dividends	34,019	1.9
Income before income taxes	42,612	2.4
Income taxes:		
Current	(512)	(0.0)
Deferred	11,394	0.6
Minority interests	87	0.0
Net income	¥ 31,643	1.8

See notes to unaudited consolidated condensed quarterly financial statements.

Unaudited Consolidated Condensed Statement of Surplus

(¥: Millions of yen)	Nine months ended December 31, 2004
Capital surplus:	
Balance at beginning of period	¥ 80,054
Addition:	
Gains on sale of treasury stock	7,461
Balance at end of period	87,515
Retained earnings:	
Balance at beginning of period	150,637
Addition:	
Net income	31,643
Deductions:	
Dividends on common stock	6,750
Bonuses to directors and corporate auditors	180
Decrease in retained earnings due to reversal of land revaluation	246
Total deductions	7,176
Balance at end of period	¥175,104

See notes to unaudited consolidated condensed quarterly financial statements.

Unaudited Consolidated Condensed Statement of Cash Flows

(¥: Millions of yen)	Nine months ended December 31, 2004
Net cash used in operating activities	¥(101,608)
Net cash provided by investing activities	327,011
Net cash provided by financing activities	37,246
Effect of exchange rate changes on cash and cash equivalents	(2,686)
Net increase in cash and cash equivalents	259,963
Cash and cash equivalents at beginning of period	680,270
Cash and cash equivalents at end of period	¥ 940,234

See notes to unaudited consolidated condensed quarterly financial statements.

Notes to Unaudited Consolidated Condensed Quarterly Financial Statements

1. Summary of Significant Accounting Policies

(a) Basis of presentation

On April 1, 2004, T&D Holdings, Inc. (the "Company") was established, as a life insurance holding company, through which Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life") and T&D Financial Life Insurance Company ("T&D Financial Life") (the "Three Life Companies"), have become wholly-owned subsidiaries, through share transfers. The business combination was accounted for as a pooling of interests.

The Company and its domestic consolidated subsidiaries maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

The accompanying consolidated condensed financial statements are compiled from the quarterly financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" (Ministry of Financial Ordinance). In preparing the consolidated condensed financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of accounting principles generally accepted in the United States. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, yen totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated condensed financial statements include the accounts of the Company and its consolidated subsidiaries. All material inter-company balances and transactions are eliminated. The number of consolidated subsidiaries for the nine months ended December 31, 2004 was 19. Taiyo Building Management Co., Ltd. was not included in the consolidated condensed financial statements due to liquidation on August 10, 2004.

Investments in affiliates are accounted for under the equity method. The number of affiliated companies for the nine months ended December 31, 2004 was 2.

There is no other affiliated company which is accounted for under the cost method.

*(b) **Principles of consolidation (continued)***

The affiliated company accounted for using the equity method has a different third quarter closing date from that used for the consolidated accounts. For the affiliated company, the financial statements based on their own third quarter closing date have been consolidated.

The financial statements of subsidiaries located outside Japan are prepared for the nine months ended September 30, 2004. Appropriate adjustments have been made for material transactions between September 30 and December 31, the date of the consolidated financial statements.

The excess of cost over underlying equity at acquisition dates of investments in subsidiaries and affiliated companies is amortized within 20 years. If the amount is not significant, the cost over equity is charged to current operations immediately.

*(c) **Foreign currency translation***

(i) Foreign currency accounts

Foreign currency assets and liabilities are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses denominated in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of the Company's affiliates located outside Japan are translated into Japanese yen at the exchange rates in effect at the balance sheet date in accordance with generally accepted accounting principles and practices in Japan. Gains and losses resulting from translation of foreign currency financial statements are excluded from the statements of operations and are accumulated in minority interests or "translation adjustments" in equity.

*(d) **Investments in securities other than those of subsidiaries and affiliates***

Investments in securities other than subsidiaries and affiliates are classified as trading, held-to-maturity, available-for-sale securities and policy-reserve-matching bonds. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair value. Unrealized gains and losses on trading securities are reported in the statement of operations. Unrealized gains and losses on marketable available-for-sale securities are reported in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined on the moving average method.

(d) Investments in securities other than those of subsidiaries and affiliates (continued)

Taiyo Life has set up "policy-reserve-matching bonds". The purpose of the policy-reserve-matching bonds is to reflect the Taiyo Life's ALM (Asset Liability Management) activity in the financial statements. Taiyo Life holds these bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching with the accounting treatment of the policy reserve of insurance policies. For the purpose of computing realized gains and losses, cost is determined by the moving average method.

Taiyo Life's management and investment policies for policy-reserve-matching bonds include risk management guidelines for monitoring such bonds. Based on the guidelines, Taiyo Life categorizes insurance policies into (1) 'personal insurance policies with maturity less than 25 years'; and (2) policies for 'defined contribution corporate pension insurance' and 'group pure endowment insurance' policies with respect to group annuity insurance.

Taiyo Life identifies the corresponding policy-reserve-matching bonds for each category of insurance policies, which may be adjusted based upon the changing characteristics of the Taiyo Life's underlying policies. Taiyo Life also periodically examines the effectiveness of duration matching, by comparison of the duration of bonds with that of underlying policies.

(e) Reserve for possible loan losses

The Three Life Companies established Self-Assessment Guidelines for the reserve for possible loan losses. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Three Life Companies provide a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Three Life Companies provide for a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related division in accordance with the Three Life Companies' Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal auditing division, which is independent from the business-related division, before the reserve amount is finally determined.

Other consolidated subsidiaries also provide for their reserve for possible loan losses using the same procedures as the Three Life Companies. The provision of the reserve is based on the results of self-assessment procedures and also provides for an amount, if considered necessary by management, by applying the historical loan-loss ratio determined over a fixed period.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Three Life Companies maintain a reserve for price fluctuations primarily related to stocks, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets. For the nine months, the Company provides three quarters of the estimated annual reserve.

(g) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Three Life Companies maintain a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve of the accompanying consolidated condensed financial statements is established pursuant to the net level premium method. This method assumes a constant or level amount of net insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The net insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Three Life Companies are required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for employees' retirement benefits

The Company and its consolidated subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement and whether the termination of employment was voluntary or involuntary.

The Company and its consolidated subsidiaries set up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/ years-of service approach. Unrecognized net actuarial gains or losses and gain on a plan amendment are charged or credited to income when incurred.

(i) Reserve for directors' and corporate auditors' retirement benefits

The Company and the certain domestic consolidated subsidiaries have maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

The Company and the certain domestic consolidated subsidiaries set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on an actuarial calculation of the value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/years-of service approach.

For the nine months, the Company provides three quarters of the estimated annual provision.

(j) Income taxes

During nine months ended December 31, 2004, the Company's application to file its tax returns under the consolidated corporate-tax system was approved by the Japanese tax authorities, and the consolidated corporate-tax system has become effective for the year ended March 31, 2005. The new consolidated corporate-tax system allows companies to pay tax based on the combined profits or losses of a parent company and its wholly owned domestic subsidiaries. Due to the adoption of the consolidated corporate-tax system, a portion of valuation allowance for deferred tax assets was reduced in respect of certain consolidated subsidiaries' tax loss carryforwards for which there had been uncertainty regarding realization.

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial reporting purposes and tax purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial reporting purposes and tax purposes using the statutory tax rate.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives ranging from 3 to 50 years for buildings and structures and from 2 to 20 years for equipment.

(l) Software

Development costs for internally used software, which are included in other assets, are capitalized and amortized under the straight-line method over their estimated useful lives of 5 years.

(m) Organization costs

Organization costs are charged to other ordinary expenses as incurred.

(n) Goodwill

The excess of cost over underlying net assets at acquisition, which is included in other assets, is amortized under the straight-line method over 5 years.

(o) Leases

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to be accounted for as operating lease transactions.

The Company and its consolidated subsidiaries treat all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect to non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred. Non-ownership-transfer finance leases where the Company is lessor are not treated as finance transactions and related leased assets are included in other assets in the accompanying balance sheets. Depreciation of leased assets is computed by the straight-line method over the respective lease period. Lease income is recognized when incurred.

(p) Land revaluation

Taiyo Life revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law ("the Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses are not charged to income but are reported as a separate component of equity, net of income taxes. In case that the Company sells a part of such revalued land, related revaluation gains or losses are transferred to retained earnings. Book values of land for operating use before and after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively.

(q) Derivative financial instruments

Taiyo Life uses swaps, forwards, futures, option contracts and margin trading, to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, Taiyo Life trades credit derivatives within certain internal limitations.

Daido Life uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates, stock and bonds prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

(q) *Derivative financial instruments (continued)*

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Derivative financial instruments designated in special hedge relationships are not revalued but the contractual rates of the derivative financial instruments are reflected in income or expense measurement of the hedged items. Changes in fair value of derivatives designated as fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedges are recognized in the balance sheet and are reclassified into income when the related hedged item impacts income.

(r) *Accounting for consumption taxes*

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid are separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(s) *Cash and cash equivalents*

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

File No.82-34783

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the nine months ended December 31, 2004)

February 17, 2004

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None

2. Non-Consolidated Operating Results for the Nine Months Ended December 31, 2004 (April 1, 2004 - December 31, 2004)

(1) Results of Operations

Note: Since the company was established on April 1, 2004, there are no comparative data for the same term of the previous fiscal year. Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Operating Income	% change	Operating Profit	% change	Ordinary Profit	% change
Nine months ended Dec. 31, 2004	¥8,974 million	-	¥6,666 million	-	¥5,858 million	-

	Net Income	%change	Net Income per Share
Nine months ended Dec. 31, 2004	¥6,130 million	-	¥25.38

Notes:

1. *Average number of outstanding shares during the term: nine months ended December 31, 2004; 241,486,096*
2. *% change for operating income and operating profit, etc .are presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of December 31, 2004	¥544,653 million	¥538,297 million	98.8%	¥2,229.25

Notes:

1. *Number of outstanding shares at the end of the term: as of December 31, 2004; 241,469,455*
2. *Number of treasury stock at the end of the term: as of December 31, 2004; 30,545*

3. Non-Consolidated Forecasts for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

	Operating Income	Ordinary Profit	Net Income
Year Ending Mar. 31, 2005	¥26,000 million	¥21,000 million	¥22,000 million

	Annual Dividends per Share	
	Year-End	
Year Ending Mar. 31, 2005	¥45.00	¥45.00

Notes:

1. *The above forecasts have not been changed from the previous forecasts announced on November 18, 2004.*
2. *Projected net income per share for the year ending March 31, 2005 is ¥91.09.*

The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Unaudited Non-Consolidated Condensed Quarterly Financial Statements

T&D Holdings, Inc.

Table of Contents

Unaudited Non-Consolidated Condensed Balance Sheet

(¥: Millions of yen)	As of December 31, 2004	
Assets:		
Current assets:		
Cash and deposits	¥ 3,618	
Other current assets	1,564	
Total current assets	5,183	1.0%
Fixed assets:		
Tangible fixed assets	125	
Intangible fixed assets	6	
Investments and other assets:		
Investments in subsidiaries	539,066	
Other fixed assets	271	
Total investments and other assets	539,337	
Total fixed assets	539,470	99.0
Total assets	¥544,653	100.0%
Liabilities:		
Current liabilities:		
Short-term debt	¥ 5,000	
Other current liabilities	1,283	
Total current liabilities	6,283	1.2%
Fixed liabilities:		
Reserve for directors' and corporate auditors' retirement benefits	72	0.0
Total liabilities	6,355	1.2
Stockholders' equity:		
Common stock:		
Authorized – 966,000,000 shares		
Issued – 241,500,000 shares	100,000	18.3
Capital surplus	432,316	79.4
Retained earnings	6,130	1.1
Treasury stock	(148)	(0.0)
Total stockholders' equity	538,297	98.8
Total liabilities and stockholders' equity	¥544,653	100.0%

See notes to unaudited non-consolidated condensed quarterly financial statements.

Unaudited Non-Consolidated Condensed Statement of Operations

(¥: Millions of yen)	Nine months ended December 31, 2004	
Operating income:		
Dividends on investments in subsidiaries	¥6,750	
Fees and commissions received from subsidiaries	2,224	
Total operating income	8,974	100.0%
Operating expenses:		
General and administrative expenses	2,308	25.7
Operating profit	6,666	74.3
Non-operating income	15	0.2
Non-operating expenses	822	9.2
Ordinary profit	5,858	65.3
Income before income taxes	5,858	65.3
Income taxes:		
Current	(155)	(1.7)
Deferred	(115)	(1.3)
Net income	6,130	68.3
Unappropriated retained earnings at end of period	¥6,130	

See notes to unaudited non-consolidated condensed quarterly financial statements.

Notes to Unaudited Non-Consolidated Quarterly Financial Statements

1. Summary of Significant Accounting Policies

(a) Basis of presentation

On April 1, 2004, T&D Holdings, Inc. (the "Company") was established, as a life insurance holding company, through which Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life") and T&D Financial Life Insurance Company ("T&D Financial Life") (the "Three Life Companies"), have become wholly-owned subsidiaries, through share transfers. The business combination was accounted for as a pooling of interests.

The Company maintains its accounting records and prepares its financial statements in Japanese yen in conformity with generally accepted accounting principles and practices in Japan.

The accompanying non-consolidated condensed financial statements are compiled from the interim financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" (Ministry of Financial Ordinance). In preparing the condensed financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of accounting principles generally accepted in the United States. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, yen totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Valuation of securities

Investments in subsidiaries that do not have readily determinable fair values are valued at cost determined by the moving average method.

(c) Reserve for directors' and corporate auditors' retirement benefits

The Company has maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

(c) Reserve for directors' and corporate auditors' retirement benefits (continued)

The Company set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on an actuarial calculation of the value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/years-of service approach.

For the nine months, the Company provides three quarters of the estimated annual provision.

(d) Income taxes

The Company files a consolidated tax return in Japan.

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial reporting purposes and income recognized for tax purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial reporting purposes and tax purposes using the statutory tax rate.

(e) Fixed assets

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings and by the declining-balance method for other property and equipment, based on the following estimated useful lives:

Buildings and structures	8 to 50 years
Equipment	6 years

Depreciation of intangible assets is computed by the straight-line method. The Company's internal use software is depreciated based on estimated useful lives (five years).

(f) Organization costs

Organization costs are charged to operating expenses as incurred.

(g) Leases

Under Japanese accounting standards for leases, financial leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer financial lease") are capitalized by the lessee, while other financial leases ("non-ownership-transfer financial lease") are permitted to be accounted for as operating lease transactions.

The Company treats all non-ownership-transfer financial leases as operating leases. Accordingly, leased assets with respect to non-ownership-transfer financial leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred.

(h) Accounting for consumption taxes

Consumption taxes received or paid by the Company is not included in income and expenses. The net amount of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

Reference

Non-Consolidated Financial Data of the Three Life Insurance Companies for the Nine Months Ended December 31, 2004

1. Sales Results (Individual insurance and annuities)

(100 Millions of Yen)

	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Nine months ended Dec. 31, 2004	% change from the same term of previous year	Nine months ended Dec. 31, 2004	% change from the same term of previous year	Nine months ended Dec. 31, 2004	% change from the same term of previous year	Nine months ended Dec. 31, 2004	% change from the same term of previous year
New Policy Amount	60,930	0.6%	23,939	2.1%	34,706	3.4%	2,284	(35.5%)
Surrender and Lapse Amount	37,672	(7.0%)	10,662	4.0%	23,718	(9.4%)	3,291	(19.5%)
Surrender and Lapse Rate	-	-	6.63%	(0.09 point)	6.04%	(0.62 point)	10.50%	(1.83 point)

Notes:

1. *New policy amount includes increase from conversion.*
2. *Surrender and lapse rate for the nine month ended December 31, 2004 is not annualized.*

(100 Millions of Yen)

	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	As of Dec. 31, 2004	% change from March 31, 2004	As of Dec. 31, 2004	% change from March 31, 2004	As of Dec. 31, 2004	% change from March 31, 2004	As of Dec. 31, 2004	% change from March 31, 2004
Policy Amount in Force	595,796	1.8%	169,510	5.4%	396,773	1.0%	29,511	(5.9%)

2. Summary of Operations

(100 Millions of Yen)

	T&D Holdings (Consolidated)		Taiyo Life		Daido Life		T&D Financial Life	
	Nine months ended Dec. 31, 2004	% change from the same term of previous year	Nine months ended Dec. 31, 2004	% change from the same term of previous year	Nine months ended Dec. 31, 2004	% change from the same term of previous year	Nine months ended Dec. 31, 2004	% change from the same term of previous year
Ordinary Revenues	17,564	-	8,789	(5.8%)	7,952	(6.6%)	907	-
Income from Insurance Premiums and others	13,153	-	5,786	(4.7%)	6,559	(6.0%)	808	-
Investment Income	2,394	-	1,299	(32.5%)	1,032	(24.8%)	73	-
Ordinary Expenses	16,732	-	8,605	(5.3%)	7,255	(6.6%)	947	-
Insurance Claims and Other Payments	13,918	-	7,254	(0.1%)	6,100	(6.3%)	563	-
Investment Expenses	637	-	419	(50.1%)	227	(32.4%)	3	-
Ordinary Profit (Loss)	832	-	183	(26.8%)	696	(6.7%)	(39)	-
Extraordinary Gains	30	-	71	484.6%	74	141.2%	0	-
Extraordinary Losses	96	-	71	218.9%	18	(66.8%)	6	-
Provision for Reserve for Policyholder Dividends	340	-	86	(14.7%)	243	7.9%	10	-
Net Income	316	-	58	(24.2%)	231	(25.0%)	113	-

Notes:

1. *T&D Holdings' figures do not always correspond with the sum of the three companies' figures.*
2. *% change for "T&D Holdings (Consolidated)" and "T&D Financial Life" are not presented, since no data for the same term of the previous year exists.*

3. Total Assets

(100 Millions of Yen)

	T&D Holdings (Consolidated)		Taiyo Life		Daido Life		T&D Financial Life	
	As of Dec. 31, 2004	Change from March 31, 2004	As of Dec. 31, 2004	Change from March 31, 2004	As of Dec. 31, 2004	Change from March 31, 2004	As of Dec. 31, 2004	Change from March 31, 2004
Total Assets	129,914	-	62,635	(1,459)	59,758	(420)	7,103	280

Note:

1. *T&D Holdings' figures do not correspond with the sum of the three companies' figures.*
2. *% change for T&D Holdings (Consolidated) is not presented, since no data for the same term of the previous year exists.*

4. Key Indicators

(100 Millions of Yen)

	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Nine months ended Dec. 31, 2004	% change from the same term of previous year	Nine months ended Dec. 31, 2004	% change from the same term of previous year	Nine months ended Dec. 31, 2004	% change from the same term of previous year	Nine months ended Dec. 31, 2004	% change from the same term of previous year
Core Profit	953	-	238	(26.0%)	747	(1.0%)	(32)	-
Negative Spread	537	-	309	49.1%	191	14.9%	36	-

Note: % changes for "Total (sum of three companies)" and "T&D Financial Life" are not presented, since no data for the same term of the previous year exists.

(100 Millions of Yen)

	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	As of Dec. 31, 2004	Change from March 31, 2004	As of Dec. 31, 2004	Change from March 31, 2004	As of Dec. 31, 2004	Change from March 31, 2004	As of Dec. 31, 2004	Change from March 31, 2004
Solvency Margin Ratio			877.4%	14.1 point	1,025.3%	(9.6 point)	1,399.6%	414.8 point
Adjusted Net Asset	11,375	184	4,382	(136)	6,531	205	461	114

5. Unrealized Gains/ Losses on Securities and Real Estate

(100 Millions of Yen)

	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	As of Dec. 31, 2004	Change from March 31, 2004	As of Dec. 31, 2004	Change from March 31, 2004	As of Dec. 31, 2004	Change from March 31, 2004	As of Dec. 31, 2004	Change from March 31, 2004
Unrealized Gains/ Losses on Securities	4,106	(153)	1,553	(135)	2,523	(31)	29	13
Domestic Bonds	1,041	47	212	76	803	(45)	25	16
Domestic Stocks	2,283	(94)	1,043	(26)	1,239	(67)	0	(0)
Foreign Securities	387	(103)	265	(152)	127	46	(5)	3
Unrealized Gains/ Losses on Real Estate	(220)	(7)	(89)	1	(131)	(8)	-	-

Notes:

1. *Figures above include securities with current fair value as well as securities other than trading securities held in monetary trusts.*
2. *Unrealized gains/ losses on real estate for Taiyo Life are calculated based on the posted price.*
3. *Unrealized gains/ losses on real estate for Daido Life is basically calculated based on the appraisal price, and as for less important properties, they are calculated based on the posted price.*

Reference

Forecasts for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

Followings are the performance forecasts for the year ending March 31, 2005, which announced on November 18, 2004. They have not been changed since then.

1. T&D Holdings

(1) Consolidated

(Billions of Yen)

	Ordinary Revenues	Ordinary Profit	Net Income
Year-End	2,303	107	40

(2) Non-Consolidated

(Billions of Yen)

	Operating Income	Ordinary Profit	Net Income
Year-End	26	21	22

2. Three Life Insurance Companies (Non-Consolidated Basis)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	1,139	1,054	136
Ordinary Profit	24	88	(5)
Net Income	6	31	11

(Billions of Yen)

	Total (Sum of Three Companies)	Taiyo Life	Daido Life	T&D Financial Life
Core Profit	125	31	98	(4)
Income from Insurance Premiums	1,749	764	867	118
Negative Spread	74	43	27	4
New Policy Amount	7,903	3,000	4,600 Individual term life 4,420	303 Individual variable annuities 58
Policy Amount in Force	59,526	17,130	39,470 Individual term life 35,440	2,926 Individual variable annuities 229
Surrender and Lapse Rate	-	8.9%	8.5%	12.9%

Note: New policy amount, policy amount in force and surrender and lapse rate include individual insurance and annuities. The new policy amount includes increase from conversion.

The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the nine months ended Dec. 31, 2004)

February 17, 2005

Name of Company:	**T&D Holdings, Inc.** (Financial Summary for Taiyo Life Insurance Company)
Stock Listings:	Tokyo, Osaka
Security Code No.:	8795
Head Office:	Tokyo, Japan
URL:	http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None
(2) Changes in Method of Accounting: Applicable

2. Non-Consolidated Operating Results for the Nine Months Ended Dec. 31, 2004 (April 1, 2004 – Dec. 31, 2004)

(1) Results of Operations

Premises: Since the disclosure of quarterly business outline started from the previous current quarter for the nine months ended Dec. 31, 2003, no information were contained on the comparative actual results in the corresponding period in the previous fiscal year and the comparative increase/decrease ratio for the same period. Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenue	% change	Ordinary Profit				Net Income	% change
				%change	Core Profit	%change		
Nine months ended Dec. 31, 2004	¥878,937 million	(5.8)	¥18,381 million	(26.8)	¥23,810 million	(26.0)	¥5,881 million	(24.2)
Nine months ended Dec. 31, 2003	¥933,480 million	-	¥25,096 million	-	¥32,183 million	-	¥7,760 million	-
FY 2003 ended March 31, 2004	¥1,257,877 million	(9.2)	¥31,859 million	38.2	¥37,551 million	30.7	¥7,020 million	45.5

	Net Income per Share
Nine months ended Dec. 31, 2004	¥3,920.74
Nine months ended Dec. 31, 2003	¥5,173.37
FY 2003 ended March 31, 2004	¥4,651.55

Notes:
1. *Average number of outstanding shares during the term: 1,500,000 shares for the nine months ended Dec. 31, 2004, 1,500,000 shares for the nine months ended Dec. 31, 2003, and 1,500,000 shares for the year ended March 31, 2004.*
2. *% changes for ordinary revenues, ordinary profit and net income are presented in comparison with the same term of the previous fiscal year.*
3. *Core profit is a measure of a life insurance company's underlying profitability from core insurance operations and defined as ordinary profit excluding capital gains/losses such as gains/losses from sale of securities, valuation losses of securities, non-recurrent items such as provision (reversal of) contingent reserve and write-off of loans.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of Dec. 31, 2004	¥6,263,570 million	¥210,368 million	3.4%	¥140,245.63
As of Dec. 31, 2003	¥6,410,274 million	¥163,884 million	2.6%	¥109,256.35
As of March 31, 2004	¥6,409,552 million	¥225,240 million	3.5%	¥150,132.00

Notes:
1. *Number of outstanding shares at the end of the term: As of Dec 31, 2004: 1,500,000 shares; As of Dec. 31, 2003: 1,500,000 shares; As of March 31, 2003: 1,500,000 shares*
2. *Number of treasury stocks at the end of the term: None*

3. Forecast for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

Taiyo Life's forecast is omitted. Please refer to T&D Holdings' *"Forecast for the Year Ending March 31, 2005"* section in this material *Financial Summary for the Nine Month Ended Dec. 31, 2004"*.

Supplementary Materials for the Nine Months Ended December 31, 2004

1. Unaudited Non-Consolidated Condensed Quarterly Financial Statements

2. Business Highlights (Non-consolidated)

Unaudited Non-Consolidated Condensed Balance Sheets

(¥: Millions of yen)	As of December 31,				As of March 31,	
	2003		2004		2004	
Assets:						
Cash and deposits	¥ 53,055	0.8%	¥ 28,096	0.5%	¥ 47,006	0.7%
Call loans	141,747	2.2	182,064	2.9	102,197	1.6
Monetary claims purchased	35,579	0.7	88,897	1.4	55,092	0.9
Monetary trusts	32,701	0.5	28,216	0.4	30,880	0.5
Securities	3,667,003	57.2	3,958,612	63.2	3,927,498	61.3
Loans	2,093,506	32.6	1,719,529	27.5	1,964,561	30.7
Property and equipment	188,828	2.9	177,310	2.8	186,845	2.9
Due from agencies	8	0.0	–	–	–	–
Due from reinsurers	11	0.0	34	0.0	86	0.0
Other assets	156,357	2.4	70,944	1.1	89,179	1.4
Deferred tax assets	42,381	0.7	10,803	0.2	8,368	0.1
Deferred tax assets on land revaluation	1,249	0.0	1,812	0.0	1,831	0.0
Reserve for possible loan losses	(2,155)	(0.0)	(2,751)	(0.0)	(3,995)	(0.1)
Total assets	¥6,410,274	100.0%	¥6,263,570	100.0%	¥6,409,552	100.0%
Liabilities:						
Policy reserves	¥6,120,735	96.9%	¥5,913,923	94.4%	¥6,060,167	94.5%
Due to reinsurers	65	0.0	100	0.0	32	0.0
Subordinated bond	20,000	0.3	20,000	0.3	20,000	0.3
Other liabilities	72,148	1.1	76,306	1.3	64,036	1.0
Reserve for employees' retirement benefits	29,275	0.5	32,611	0.5	31,501	0.5
Reserve for directors' and corporate auditors' retirement benefits	392	0.0	1,028	0.0	980	0.0
Reserve for price fluctuations	3,772	0.0	9,231	0.1	7,591	0.1
Total liabilities	6,246,389	97.4	6,053,202	96.6	6,184,311	96.5
Stockholder's equity:						
Common stock:						
Authorized – 6,000,000 shares						
Issued – 1,500,000 shares	37,500	0.6	37,500	0.6	37,500	0.6
Capital surplus	37,500	0.6	37,500	0.6	37,500	0.6
Retained earnings	70,770	1.1	72,702	1.2	69,361	1.1
Land revaluation	(35,091)	(0.5)	(33,094)	(0.5)	(33,460)	(0.5)
Net unrealized gains on securities	53,204	0.8	95,759	1.5	114,340	1.8
Total stockholder's equity	163,884	2.6	210,368	3.4	225,240	3.5
Total liabilities and stockholder's equity	¥6,410,274	100.0%	¥6,263,570	100.0%	¥6,409,552	100.0%

Unaudited Non-Consolidated Condensed Statements of Operations

(¥: Millions of yen)	Nine months ended December 31,				Year ended March 31,	
	2003		2004		2004	
Ordinary revenues:						
Income from insurance premiums	¥607,372		¥578,605		¥ 794,168	
Investment income	192,629		129,943		261,588	
Other ordinary income	133,478		170,388		202,120	
Total ordinary revenues	933,480	100.0%	878,937	100.0%	1,257,877	100.0%
Ordinary expenses:						
Insurance claims and other payments	726,461		725,434		975,834	
Provision for policy and other reserves	946		78		2,606	
Investment expenses	84,146		41,976		117,886	
Operating expenses	65,040		62,539		85,533	
Other ordinary expenses	31,788		30,526		44,156	
Total ordinary expenses	908,384	97.3	860,556	97.9	1,226,018	97.5
Ordinary profit	25,096	2.7	18,381	2.1	31,859	2.5
Extraordinary gains	1,215	0.1	7,105	0.8	227	0.0
Extraordinary losses	2,240	0.2	7,142	0.8	7,214	0.6
Provision for reserve for policyholder dividends	10,181	1.1	8,686	1.0	11,915	0.9
Income before income taxes	13,890	1.5	9,658	1.1	12,956	1.0
Income taxes:						
Current	83	0.0	(4,424)	(0.5)	36	0.0
Deferred	6,046	0.6	8,201	1.1	5,899	0.5
Net income	7,760	0.8	5,881	0.7	7,020	0.6
Unappropriated retained earnings at beginning of period	25,591		26,414		25,591	
Transfer from land revaluation	1,751		(246)		1,081	
Unappropriated retained earnings at end of period	¥ 35,102		¥ 32,048		¥ 33,692	

2. Business Highlights (Non-consolidated)

(1) Total Number of Policies and Total Policy Amount in Force

(Number: Thousands, 100 Millions of Yen, %)

Category	As of December 31, 2003				As of December 31, 2004				As of March 31, 2004	
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	3,954	92.4	115,444	110.0	3,658	92.5	126,385	109.5	3,871	115,779
Individual annuities	1,521	95.4	45,451	94.3	1,452	95.5	43,124	94.9	1,505	44,999
Subtotal	5,476	93.2	160,895	105.1	5,110	93.3	169,510	105.4	5,376	160,778
Group insurance	-	-	110,208	99.3	-	-	106,473	96.6	-	109,161
Group annuities	-	-	7,780	96.7	-	-	6,996	89.9	-	7,446

Notes: 1. Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) Number of New Policies and New Policy Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Nine months ended December 31, 2003					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	249	79.7	23,275	138.9	17,712	5,563
Individual annuities	14	59.5	169	25.0	421	(252)
Subtotal	264	78.2	23,444	134.4	18,134	5,310
Group insurance	-	-	2,302	309.2	2,302	-
Group annuities	-	-	0	5.3	0	-

Category	Nine months ended December 31, 2004					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	266	106.7	24,017	103.2	18,677	5,339
Individual annuities	3	21.1	(78)	-	108	(186)
Subtotal	269	101.9	23,939	102.1	18,785	5,153
Group insurance	-	-	258	11.2	258	-
Group annuities	-	-	2	5,976.8	2	-

Category	Year ended March 31, 2004					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	318	82.9	27,972	133.8	21,561	6,410
Individual annuities	16	51.5	170	20.2	461	(291)
Subtotal	334	80.5	28,142	129.4	22,023	6,119
Group insurance	-	-	2,340	219.2	2,340	-
Group annuities	-	-	0	6.8	0	-

Notes: 1. Number of new policies included net increase from conversion.

2. The new policy amount including net increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuities is equal to the initial premium payment.

(3) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Nine months ended December 31, 2003				Nine months ended December 31, 2004				Year ended March 31, 2004	
	Number		Amount		Number		Amount		Number	Amount
		% Change		% Change		% Change		% Change		
Individual insurance	177	92.2	8,956	109.7	155	87.8	9,884	110.4	231	12,018
Individual annuities	43	76.7	1,299	77.0	27	62.2	777	59.8	54	1,608
Subtotal	221	88.7	10,255	104.1	182	82.8	10,662	104.0	286	13,626
Group insurance	-	-	60	104.0	-	-	21	36.6	-	378

Note: Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

(4) Surrender and Lapse Rate

(%)

Category	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Year ended March 31, 2004
Individual insurance	8.53	8.54	11.45
Individual annuities	2.73	1.73	3.37
Subtotal	6.72	6.63	8.92
Group insurance	0.05	0.02	0.34

Note: The rates are not annualized.

(5) Average Assumed Investment Yield and Negative Spread

(Millions of yen)

Category	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Year ended March 31, 2004
Amount of negative spread	20,734	30,911	30,217
Yield on investment revenues and expenses in core profit (annualized)	2.51%	2.15%	2.44%
Average assumed investment yield (annualized)	2.97%	2.86%	2.96%
Individual insurance & Individual annuities, included	3.22%	3.09%	3.20%
Policy reserve in general account	5,923,132	5,770,476	5,877,855

Notes: 1. *Method of calculating negative spread:*
(Yield on investment revenues and expenses in core profit [1.60%] - Average assumed investment yield [2.14%]) x Policy reserve in general account [5,770.4 billion yen]
2. *Yield on investment revenues and expenses in core profit and average assumed investment yield as in 1 above are annualized as in the notes 3 and 4 hereunder.*
3. *"Yield on investment revenues and expenses in core profit" is calculated by dividing numerator as investment revenues and expenses (asset investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.*
4. *Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.*
5. *Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:*
Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(6) Core Profit and Reconciliation to Ordinary Profit

(Millions of Yen)

	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Year ended March 31, 2004
Core profit A	32,183	23,810	37,551
Capital gains/losses B	(6,209)	(4,679)	(3,616)
Other one-time gains/losses C	(877)	(749)	(2,076)
Ordinary profit A + B + C	25,096	18,381	31,859

Notes: 1. *In respect to nine months ended December 31, 2003, income gains of 1,727 million yen were included in core profit rather than in gains from monetary trusts, net.*
2. *In respect to nine months ended December 31, 2004, income gains of 1,062 million yen were included in core profit rather than in gains from monetary trusts, net.*
3. *In respect to FY 2003 ended March 31, 2004, income gains of 2,072 million yen were included in core profit rather than in gains from monetary trusts, net.*

(7) Solvency Margin Ratio

(Millions of Yen)

Items		As of December 31, 2003	As of December 31, 2004	As of March 31, 2004
Total solvency margin	(A)	450,287	514,564	532,343
Equity (less certain items)		108,964	111,276	108,607
Reserve for price fluctuations		3,772	9,231	7,591
Contingency reserve		55,205	56,561	55,815
Reserve for possible loan losses		1,056	1,672	2,312
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses)		74,936	134,873	161,042
Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses)		(6,260)	(8,902)	(9,040)
Excess of amount of policy surrender payment		105,849	90,515	102,199
Unallotted portion of reserve for policyholder dividends		23,366	21,000	21,798
Future profits		5,633	5,957	5,957
Deferred tax assets		37,762	37,378	36,057
Subordinated debt		55,000	55,000	55,000
Deductible items		(15,000)	-	(15,000)
Total risk $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$	(B)	117,656	117,294	123,321
Insurance risk	R_1	33,580	34,248	33,694
Assumed investment yield risk	R_2	27,261	25,344	26,302
Investment risk	R_3	82,506	83,835	89,221
Business risk	R_4	2,866	2,868	2,984
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		765.4%	877.4%	863.3%

Notes: 1. Figures as of March 31, 2004 were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance. Figures as of December 31, 2003 and as of December 31, 2004 were calculated, using the calculation methods based on the above provisions and considered appropriate by the Company.

2. "Equity (less certain items)" above represents equity on the balance sheet less net unrealized gains on securities and estimated appropriation paid in cash.

3. "Deductible items" in the total solvency margin include the capital contribution to T&D Financial Life Insurance Company.

(8) Adjusted Net Assets

(Millions of Yen)

Item	As of December 31, 2003	As of December 31, 2004	As of March 31, 2004
Adjusted net assets	389,910	438,246	451,936

Note: Foregoing were calculated according to the orders providing classifications, etc. that are stipulated in 132.2 of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.

(9) Asset Composition (General Account)

(Millions of Yen, %) [Reference]

Category	As of December 31, 2003		As of December 31, 2004		As of March 31, 2004		[Reference] As of December 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	193,380	3.0	210,000	3.4	148,589	2.3	210,000	3.4
Securities repurchased under resale agreements	-	-	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-	-	-
Monetary claims purchased	35,579	0.6	88,897	1.4	55,092	0.9	88,949	1.4
Securities under proprietary accounts	-	-	-	-	-	-	-	-
Monetary trusts	32,701	0.5	28,216	0.5	30,880	0.5	25,971	0.4
Securities	3,642,703	57.1	3,953,213	63.2	3,912,075	61.2	3,803,303	61.7
Domestic bonds	2,260,711	35.4	2,484,070	39.7	2,415,965	37.8	2,467,920	40.1
Domestic stocks	494,710	7.7	524,165	8.4	549,923	8.6	419,812	6.8
Foreign securities	774,432	12.1	855,341	13.7	862,802	13.5	828,856	13.5
Foreign bonds	625,327	9.8	704,279	11.3	728,265	11.4	678,015	11.0
Foreign stocks and other securities	149,105	2.3	151,062	2.4	134,536	2.1	150,841	2.4
Other securities	112,848	1.8	89,636	1.4	83,384	1.3	86,713	1.4
Loans	2,093,506	32.8	1,719,529	27.5	1,964,561	30.7	1,719,529	27.9
Policy loans	121,079	1.9	114,383	1.8	120,081	1.9	114,383	1.9
Commercial loans	1,972,427	30.9	1,605,146	25.6	1,844,479	28.8	1,605,146	26.1
Property and equipment	188,425	3.0	176,922	2.8	186,434	2.9	176,922	2.9
Deferred tax assets	42,381	0.7	10,803	0.2	8,368	0.1	64,902	1.1
Deferred tax assets concerning revaluation	1,249	0.0	1,812	0.0	1,831	0.0	1,812	0.0
Other assets	156,674	2.5	71,343	1.1	89,589	1.4	71,317	1.2
Reserve for possible loan losses	(2,155)	(0.0)	(2,751)	(0.0)	(3,995)	(0.1)	(2,751)	(0.0)
Total	6,384,448	100.0	6,257,988	100.0	6,393,428	100.0	6,159,957	100.0
Foreign currency denominated assets included	854,341	13.4	849,988	13.6	866,976	13.6	821,219	13.3

Note: The "Reference" column indicates the composition of assets before marking to market.

(10) Fair Value Information on Securities (General Account Assets)

① Fair value information on securities (those with current fair value out of securities excluding trading securities

(Millions of Yen)

Category	As of December 31, 2003				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	121,870	122,617	746	1,195	(448)
Domestic bonds	90,873	91,619	746	1,195	(448)
Monetary claims purchased	25,997	25,997	(0)	0	(0)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Policy reserve matching bonds	1,174,570	1,167,856	(6,714)	6,409	(13,123)
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,179,591	2,262,920	83,328	125,189	(41,861)
Domestic bonds	974,583	995,267	20,683	26,102	(5,419)
Domestics stocks	411,139	467,242	56,103	73,029	(16,926)
Foreign securities	680,700	683,290	2,589	21,693	(19,103)
Foreign bonds	612,337	625,327	12,989	20,956	(7,966)
Foreign stocks and other securities	68,363	57,963	(10,400)	737	(11,137)
Other securities	103,625	107,537	3,911	4,313	(402)
Money claims purchased	9,541	9,581	40	49	(9)
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,476,033	3,553,393	77,360	132,794	(55,433)
Domestic bonds	2,240,027	2,254,743	14,715	33,707	(18,991)
Domestic stocks	411,139	467,242	56,103	73,029	(16,926)
Foreign securities	680,700	683,290	2,589	21,693	(19,103)
Foreign bonds	612,337	625,327	12,989	20,956	(7,966)
Foreign stock and other securities	68,363	57,963	(10,400)	737	(11,137)
Other securities	103,625	107,537	3,911	4,313	(402)
Monetary claims purchased	35,539	35,579	40	49	(9)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include other than trading securities.

3. The monthly average price of December 2003 is applied to the current fair value of domestic and foreign stocks and the exchange rate of foreign-currency-dominated assets.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of December 31, 2003
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	20,086
Available-for-sale securities	103,950
Unlisted domestic stocks (except OTC-traded stocks)	7,835
Unlisted foreign stocks (except OTC-traded stocks)	90,000
Unlisted foreign bonds	-
Others	6,115
Total	124,037

(Millions of Yen)

Category	As of December 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	270,847	269,663	(1,183)	2,042	(3,226)
Domestic bonds	196,007	194,518	(1,488)	1,728	(3,217)
Monetary claims purchased	69,840	70,145	305	313	(8)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Policy reserve matching bonds	1,437,825	1,444,381	6,555	15,722	(9,166)
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,080,124	2,230,075	149,951	172,079	(22,127)
Domestic bonds	834,087	850,237	16,149	20,272	(4,122)
Domestics stocks	405,951	510,304	104,352	114,736	(10,383)
Foreign securities	737,930	764,508	26,577	33,789	(7,211)
Foreign bonds	678,015	704,279	26,263	31,664	(5,400)
Foreign stocks and other securities	59,915	60,229	313	2,124	(1,810)
Other securities	83,044	85,967	2,923	3,229	(306)
Money claims purchased	19,109	19,057	(51)	52	(103)
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,788,796	3,944,120	155,323	189,843	(34,519)
Domestic bonds	2,467,920	2,489,137	21,217	37,723	(16,506)
Domestic stocks	405,951	510,304	104,352	114,736	(10,383)
Foreign securities	737,930	764,508	26,577	33,789	(7,211)
Foreign bonds	678,015	704,279	26,263	31,664	(5,400)
Foreign stock and other securities	59,915	60,229	313	2,124	(1,810)
Other securities	83,044	85,967	2,923	3,229	(306)
Monetary claims purchased	88,949	89,203	253	365	(112)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include other than trading securities.

3. The month end price of December 2004 is applied to the current fair value of domestic and foreign stocks and the exchange rate of foreign-currency-dominated assets.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of December 31, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	6,375
Available-for-sale securities	102,130
Unlisted domestic stocks (except OTC-traded stocks)	7,485
Unlisted foreign stocks (except OTC-traded stocks)	90,000
Unlisted foreign bonds	-
Others	4,644
Total	108,505

(Millions of Yen)

Category	As of March 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net gains/losses		
				Gains	Losses
Held-to-maturity securities	183,888	182,807	(1,081)	704	(1,786)
Domestic bonds	143,890	142,809	(1,081)	704	(1,785)
Monetary claims purchased	34,998	34,998	(0)	0	(0)
Certificate of deposit	5,000	4,999	(0)	-	(0)
Policy reserve matching bonds	1,344,926	1,335,935	(8,990)	6,102	(15,093)
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available for sale securities	2,146,103	2,325,096	178,993	194,708	(15,714)
Domestic bonds	903,500	927,149	23,649	26,397	(2,748)
Domestics stocks	415,560	522,556	106,996	114,050	(7,054)
Foreign securities	730,101	771,914	41,813	47,301	(5,488)
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)
Foreign stocks and other securities	45,864	43,648	(2,216)	1,548	(3,765)
Other securities	76,712	83,383	6,670	6,926	(255)
Money claims purchased	20,229	20,093	(135)	31	(167)
Certificate of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,674,918	3,843,839	168,921	201,515	(32,593)
Domestic bonds	2,392,316	2,405,893	13,577	33,204	(19,627)
Domestic stocks	415,560	522,556	106,996	114,050	(7,054)
Foreign securities	730,101	771,914	41,813	47,301	(5,488)
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)
Foreign stock and other securities	45,864	43,648	(2,216)	1,548	(3,765)
Other securities	76,712	83,383	6,670	6,926	(255)
Monetary claims purchased	55,227	55,091	(136)	31	(167)
Certificate of deposit	5,000	4,999	(0)	-	(0)
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificate of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include anything to be categorized into other than trading securities.

3. The monthly average price of March 2004 is applied to the current fair value of domestic and foreign shares and the exchange rate of foreign-currency-dominated assets.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of March 31, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	19,632
Available for sale securities	98,731
Unlisted domestic stocks (except OTC-traded stocks)	7,735
Unlisted foreign stocks (except OTC-traded stocks)	90,000
Unlisted foreign bonds	-
Others	996
Total	118,363

② Fair Value Information on Monetary Trusts

(Millions of Yen)

Category	As of December 31, 2003					As of December 31, 2004				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Monetary trusts	32,701	32,701	-	-	-	28,216	28,216	-	-	-

Category	As of March 31, 2004				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Monetary trusts	30,880	30,880	-	-	-

* Monetary trusts for investment

(Millions of Yen)

Category	As of December 31, 2003		As of December 31, 2004		As of March 31, 2004	
	Carrying value	Net valuation gains/losses	Carrying value	Net valuation gains/losses	Carrying value	Net valuation gains/losses
Monetary trusts for investment	32,651	(751)	28,166	685	30,830	(54)

* Monetary trusts for held-to-maturity securities, policy reserve matching bonds and available-for-sale securities

(Millions of Yen)

Category	As of December 31, 2003					As of December 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses			Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Held-to-maturity securities	-	-	-	-	-	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-	-	-	-	-	-
Available-for-sale securities	50	50	-	-	-	50	50	-	-	-

Category	As of March 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	50	50	-	-	-

③ Fair Value Information on Real Estate

(Millions of Yen)

Category	As of December 31, 2003					As of December 31, 2004				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Land	106,256	100,026	(6,229)	1,273	(7,503)	103,597	94,734	(8,862)	2,725	(11,588)
Leasehold	156	126	(30)	11	(41)	156	116	(40)	10	(51)
Total	106,413	100,153	(6,260)	1,285	(7,545)	103,753	94,851	(8,902)	2,736	(11,639)

Category	As of March 31, 2004				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Land	105,845	96,843	(9,002)	2,721	(11,724)
Leasehold	156	118	(38)	11	(49)
Total	106,002	96,961	(9,040)	2,732	(11,773)

Note: Current fair value are calculated based on the posted price.

④ Fair Value Information on Derivative Transactions
(total transactions which hedge accounting applied and not applied)

(i) Breakdown of net gains/losses (breakdown of transactions which hedge accounting applied and not applied)

(Millions of Yen)

	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
With hedge accounting	4,380	(11,188)	-	-	-	(6,807)
Without hedge accounting	220	(305)	(3,803)	-	-	(3,888)
Total	4,601	(11,493)	(3,803)	-	-	(10,696)

Notes: 1. Net gains/losses with fair value hedge accounting (currncy-related:(11,188) million yen) and without hedge accounting applied hedge accounting transactions are recorded on the statement of operations.
2. Net gains/losses on interest-rate-related transactions include the amount equivalent to accrued interest on interest-rate-swap transactions applied hedge accounting.

(ii) Interest-rate-related derivative transactions

(Millions of Yen)

Category	Type	As of December 31, 2003				As of December 31, 2004				As of March 31, 2004			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year				Over 1 year		
OTC	Interest rate swaps												
	Receipts fixed, payments floating	301,644	193,874	8,902	8,902	211,968	152,818	4,601	4,601	291,763	192,993	7,118	7,118
	Payments fixed, receipts floating	-	-	-	-	-	-	-	-	-	-	-	-
	Receipts floating, payments floating	-	-	-	-	-	-	-	-	-	-	-	-
Total					8,902				4,601				7,118

Notes: 1. Valuation gains/losses indicates the current market or fair value.

(iii) Currency-related derivative transactions

(Millions of Yen)

Category	Type	As of December 31, 2003				As of December 31, 2004				As of March 31, 2004			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year				Over 1 year		
OTC	Exchange contract												
	Sold	612,026	-	612,592	(566)	558,136	-	569,543	(11,407)	634,034	-	612,246	21,787
	US dollar	241,749	-	234,062	7,686	186,793	-	183,083	3,709	255,763	-	248,920	6,843
	Euro	265,322	-	272,557	(7,235)	270,262	-	282,872	(12,609)	273,158	-	259,675	13,483
	British pound	33,575	-	34,222	(647)	4,835	-	4,972	(136)	15,424	-	15,558	(133)
	Canadian dollar	28,617	-	28,460	157	47,439	-	46,916	523	53,218	-	52,770	448
	Swedish krona	42,761	-	43,289	(527)	48,804	-	51,698	(2,893)	36,468	-	35,321	1,146
	Bought	-	-	-	-	-	-	-	-	-	-	-	-
	Currency options												
	Sold												
	Call	27,697	-			22,765	-			-	-		
		[123]		159	(36)	[127]		136	(9)	[-]		-	-
	US dollar	10,961	-			5,242	-			-	-		
		[61]		15	46	[15]		17	(1)	[-]		-	-
	Euro	6,542	-			7,053	-			-	-		
		[37]		141	(104)	[41]		74	(33)	[-]		-	-
	British pound	-	-			6,030	-			-	-		
		[-]		-	-	[33]		41	(7)	[-]		-	-
	Canadian dollar	10,194	-			4,439	-			-	-		
		[24]		2	22	[36]		4	32	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Bought												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	26,325	-			21,994	-			-	-		
		[123]		44	(78)	[127]		50	(76)	[-]		-	-
	US dollar	10,580	-			5,075	-			-	-		
		[61]		36	(25)	[15]		7	(7)	[-]		-	-
	Euro	6,215	-			6,823	-			-	-		
		[37]		-	(37)	[41]		4	(36)	[-]		-	-
	British pound	-	-			5,821	-			-	-		
		[-]		-	-	[33]		13	(20)	[-]		-	-
	Canadian dollar	9,530	-			4,275	-			-	-		
		[24]		8	(16)	[36]		25	(11)	[-]		-	-
Total					(681)				(11,493)	-			21,787

Notes: *1. Figures in parentheses indicates option premiums in the balance sheet.*

2. Exchange rate as of the end of each fiscal year is used for futures rate.

3. This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the balance sheet, for the reason the settlement amount in yen is fixed based on the exchange contract.

4. Valuation gains/losses indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements, and does the difference between the option premium and the current market or fair value in option transactions.

(iv) Stock-related derivative transactions

(Millions of Yen)

Category	Type	As of December 31, 2003				As of December 31, 2004				As of March 31, 2004			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year				Over 1 year		
	Stock index futures												
	Sold												
	Call	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	Put	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	Bought												
	Call	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	Put	80,400 [2,595]	-	1,234	(1,361)	89,890 [5,666]	-	1,862	(3,803)	79,947 [4,590]	-	2,393	(2,197)
	Total				(1,361)				(3,803)				(2,197)

Notes: 1. Figures in parentheses indicates option premiums in the balance sheet.

2. Valuation gains/losses indicates the difference between the option premium and the current market or fair value.

(v) Bond-related derivative transactions

The Company did not have any balances as of December 31, 2004 and 2003, and March 31, 2004.

(vi) Others

The Company did not have any balances as of December 31, 2004 and 2003, and March 31, 2004.


T&D Life Group

February 22, 2005

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

T&D Financial Life Insurance Company
Osamu Mizuyama, President

UFJ Bank Sales of T&D Financial Life's Variable Annuity with Guaranteed Minimum Living Benefit Commence

T&D Financial Life Insurance Company, a subsidiary of T&D Holdings, Inc., will commence selling its new individual variable annuity with guaranteed minimum living benefits over the counter at branches of UFJ Bank as of March 1, 2005.

This product meets the new guidelines on "Funding Rules of Policy Reserves Relating to Minimum Guarantee Risks of Variable Annuities, Etc.", by introducing advanced hedging strategies for minimum guarantee risks.

We have positioned this variable annuity as a strategic product to expand the variable annuity business. T&D Financial Life also expects to offer it in the future to other financial institutions with which we have business relations.

For more details on the new individual variable annuity, please refer to the news release of January 31, 2005, at http://www.td-holdings.co.jp/e/news_release/pdf/2005/f_e20050131.pdf

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727
E-mail: ir.request@td-holdings.co.jp


T&D Life Group

February 28, 2005

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

T&D Financial Life Insurance Company
Osamu Mizuyama, President

Changes of Representative Directors in T&D Financial Life

T&D Financial Life Insurance Company, a subsidiary of T&D Holdings, Inc., has decided to change its representative directors, as follows.

New Representative Directors (Effective from April 1, 2005; scheduled)

Name	New Assignment	Current Post
Muneo Takeuchi	Representative Director and President	Senior Managing Director of T&D Holdings, Inc.
Kenji Suga	Representative Director and Senior Managing Director	Managing Director of Daido Life Insurance Company

Osamu Mizuyama, President, and Shuichi Hatano, Executive Vice President, will retire from their positions on April 1, 2005.

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727
E-mail: ir.request@td-holdings.co.jp

Biography

Name:	Muneo Takeuchi
Date of Birth:	June 7, 1945

Personal History:

March 1970	Graduated from Waseda University, School of Law
April 1970	Entered Daido Mutual Life Insurance Company
March 1994	General Manager of Research Department of Company
July 1996	Director of Company
March 1999	Managing Director of Company
March 2001	Senior Managing Director of Company
April 2004	Senior Managing Director of T&D Holdings, Inc.

Biography

Name: Kenji Suga

Date of Birth: December 1, 1942

Personal History:

March 1962	Graduated from Kanazawa Izumigaoka High School
March 1962	Entered Daido Mutual Life Insurance Company
March 1993	Executive Regional General Manager of Tohoku Regional Marketing Headquarters
March 1996	Executive Regional General Manager of North Kyusyu Regional Marketing Headquarters
July 1996	Director of Company
March 1999	Managing Director of Company